04031716

P.E.
5/3/04

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2004

Commission File Number: 0-24964

WESCAST INDUSTRIES INC.
(Name of Registrant)

200 Water Street
Wingham, Ontario
Canada N0G 2W0
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESCAST INDUSTRIES INC.

Date: May 27, 2004

By: Andrea Kelman
Name: ANDREA KELMAN
Title: CORPORATE SECRETARY

EXHIBIT

Exhibit	Description of Exhibit
1	Wescast Industries Inc.'s 2003 Annual Report to Shareholders

EXHIBIT 1

escast industries inc.



ANNUAL REPORT 2003

Table of Contents

This annual report contains forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements often include the words "expect," "anticipate," and "believe" or other similar words and phrases. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors are discussed in greater detail in the Management's Discussion and Analysis section on page 21 of this annual report as well as Wescast's annual information form on file with the US Securities and Exchange Commission and Canadian securities regulatory authorities.

We will be a strategically positioned, international supplier of highly-engineered cast and machined automotive solutions. We are driven by a culture of continuous improvement and operational excellence, and will dominate the market through technological leadership and innovation.

Financial Highlights

Five Year Summary (from continuing operations)

(in thousands of Canadian Dollars, except per share amounts and where otherwise noted)

For the fiscal year ended	**2003**	2002	2001	2000	1999
Sales	**$475,800**	$424,207	$383,502	$396,721	$348,602
Earnings	**$8,268**	$60,040	$66,038	$67,590	$61,960
Diluted earnings per share	**$0.63**	$4.59	$5.01	$5.03	$4.58
Shares outstanding	**13,098**	13,084	13,003	12,851	13,213
Total assets	**$561,135**	$596,754	$452,762	$409,377	$364,162
Working capital	**$86,984**	$57,258	$115,292	$109,966	$94,234
Current ratio	**2.6:1**	1.7:1	3.4:1	4:1	3:1
Cash, cash equivalents, short- and long-term investments	**$28,699**	$21,893	$87,950	$64,428	$76,758
Property and equipment – net	**$375,060**	$382,718	$251,548	$224,162	$204,106
Long-term debt	**$48,316**	$56,214	$12,578	$11,283	$10,277
Shareholders' equity	**$437,221**	$436,263	$379,447	$341,374	$297,743
Return on capital employed (%)[1]	**12%**	23%	35%	41%	49%
Return on equity (%)	**2%**	15%	18%	21%	23%
Capital expenditures	**$39,380**	$83,015	$54,610	$42,580	$96,530
Depreciation and amortization	**$43,123**	$30,911	$27,883	$23,869	$19,277
Market performance					
High	**$41.00**	$57.19	$55.20	$46.50	$50.50
Low	**$31.00**	$39.40	$38.00	$31.50	$30.75
Number of employees	**2,077**	2,451	2,128	2,273	1,980

[1] *Return on capital employed is equal to earnings from continuing operations before stock-based compensation expense, interest, goodwill impairment charge and income taxes divided by average capital employed during the year.*

Total Sales (in millions of dollars)
From Continuing Operations


348.6
396.7
383.5
424.2
475.8
5
4
3
2
1
1999
2000
2001
2002
2003

Total Earnings (in millions of dollars)
From Continuing Operations


62.0
67.6
66.0
60.0
8.3
100
80
60
40
20
1999
2000
2001
2002
2003

Diluted Earnings (in millions of dollars)
From Continuing Operations


4.58
5.03
5.01
4.59
0.63
10
8
6
4
2
1999
2000
2001
2002
2003

Wescast at a Glance


Richard W. LeVan

With over 100 years of iron casting experience, Wescast Industries Inc. remains the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The Company is a full service supplier offering design, development, casting, machining and assembly of high quality iron components.

Wescast is assembling a global portfolio of operations in two key groups – powertrain and chassis products – to form a strategically diverse business mix serving automotive OEMs and Tier 1 suppliers.

Wecast's sales and design centres in Canada, the US, the UK, Germany and Japan collaborate with the company's Richard W. LeVan research and development centre in Brantford, Ontario, Canada. Optimized solutions and lower associated costs result as process and material knowledge is instantly accessible to everyone in the complete design-to-manufacture process.

Bridging North America, the UK, Europe and Japan, Wescast remains focused on operational excellence and continuous improvement.























Chairman's Message



Edward G. Frackowiak
Executive Chairman of the Board

Photographed at the Richard W. LeVan Centre in Brantford, Ontario, our state-of-the art research and design facility and home to Wescast's corporate staff.

When I arrived for work in May of 2003 as the newly appointed Executive Chairman, I knew I was embarking on an exciting and challenging journey. Having served on the Board for 11 years, I knew the culture, the talent and the opportunities that existed. I also knew the environment we were heading into: heightened regulatory controls, tough customer requirements and the toughest competition from low-cost producers we have ever seen. Now, after 10 months on the job, I am as optimistic as ever that Wescast has what it takes to be successful over the long term.

Much of my optimism comes from the knowledge that our former Chairman, Richard W. LeVan, had built a remarkable foundation for the various components of the company. From product focus to innovation, participative culture, sound financials and good governance, the company is a living legacy to the dedication and passion of Dick LeVan. As I said at last year's annual shareholders' meeting, Dick was the heart and soul of Wescast for 42 years. Rarely has a day gone by when I have not heard him remembered. I am sure the accolades will continue into the future because we will be reminded daily of his commitment to the company by the bronze bust that will sit in the lobby of the Richard W. LeVan Centre in Brantford (our corporate office and technical development centre).

On behalf of the LeVan family, the Board of Directors, management, employees and shareholders, I express deep and heartfelt appreciation for his contributions to Wescast.



"I think the most rewarding component of all has been watching people grow and develop to high levels of competence in the organization. I am a strong believer that once people are given the opportunity to make decisions (and to make mistakes) and to be accountable for these decisions, the results speak for themselves."

Richard W. LeVan, 1934 – 2003
From Dick LeVan's last message to employees on March 18th, 2003.

Much of this report will deal with the operational and financial issues critically important to our business. I would first like to take this opportunity to comment on governance and Board matters. The directors on the Wescast Board bring special points of view to Board deliberations but collectively seek to maintain an equitable balance for all of our stakeholders:

For Investors:
To enhance value for those who risk their financial resources to assist in the growth and expansion of the company;

For Customers:
To provide preemptive solutions for customers' needs in order to maintain the existing customer base and attract new customers and markets for the future; and

For Employees:
To provide a challenging, participative and safe work environment for those who commit time, careers and livelihood to the company.


WESCAST INDUSTRIES

Our products are highly regarded for quality, and our customer satisfaction levels rank among the industry's best.

While maintaining a balance for all stakeholders is important, it is also critical to have directors with relevant experience and skills. The members of the Wescast Board bring solid qualifications to governing the company. I invite you to review the background and experience of the directors as outlined in this year's management proxy circular.

Over the course of the year, the Board, through its committees, spent considerable time reviewing and revising charters and developing a code of conduct. I am pleased to report that the *Globe and Mail's Report on Business* governance ranking of Wescast improved from 206 in 2002 to 75 in 2003. As well, the Rotman School of Management rated Wescast's governance practices AAA+ using their measurement criteria.

On March 12, 2004, Ray Finnie resigned as a director and President & Chief Executive Officer of the company. We wish him well in his future endeavours. Daniel Lam is proposed for election as the one new outside director. He brings a genuine understanding of the Asian marketplace, and we look forward to gaining his perspective in Board deliberations. Two members of the Board will not stand for reelection at the May 2004 Annual General Meeting. Tom Bright has been a Board member since 1984. Tom has assisted the company with his counsel over many years and he should be commended for his truly independent thinking. Peter Kenny is another long-serving Board member, retiring after almost 20 years of service to the Board. His enquiring mind and foundry-specific experience have contributed enormously to the Board's decision-making. On behalf of the Board, I thank them both.

In 2004, we will stay on course – focusing on lowering our costs to protect our strong financial foundation and working hard to regain earnings momentum.

Our products are highly regarded for quality, and our customer satisfaction levels rank among the industry's best. Going forward, we will also focus our technological resources on what customers really need – products that help them increase revenue, lower capital spending and reduce operating expenses – delivered, of course, at the right time and at a competitive price.

Our culture of involvement and participation (HEART) remains one of our unique characteristics. We have an extremely talented, dedicated family of employees who take pride in what they do and take pleasure in each other's accomplishments. Our employees' relentless pursuit of continuous improvement is what makes Wescast a challenging and great place to work.

I am confident in the future of Wescast because we are building on the solid foundation of our company heritage and remain committed to maintaining a long-term vision for our business. We recognize the challenges ahead of us and work every day to make decisions that strike the right balance between short -term performance and long-term investment for our future. Above all, we remain committed to our stakeholders, with a strong belief that serving them well will result in satisfying work for our employees, profitable growth for our business and value-creation for all shareholders.

Our technological resources are focused on what customers really need – products that help them increase revenue, lower capital spending and reduce operating expenses – delivered, of course, at the right time and at a competitive price.

Business Performance – What we Accomplished in 2003!

In our 2002 Annual Report we detailed our strategy for global leadership with four "must do's" in 2003, which were:

- Assess emerging Asian markets;
- Drive revenue growth;
- Achieve operational excellence; and
- Explore and develop new business opportunities.

Our progress on those key strategic initiatives is reviewed in the performance scorecard that follows on page 12. While we met or exceeded a number of our objectives, we fell short on a few. Although revenues increased 12.2% to $475.8 million, pre-tax earnings declined 83% to $14.1 million. Primarily, the erosion in consolidated results reflected a one-time non-cash write-off with respect to impairment of goodwill at our Cordele facility and the impact of the first full year of our start-up operations in Cordele and in Hungary.

On the positive side, North American powertrain operations exceeded the 2003 budget for gross profit by almost $3.3 million. This is outstanding performance in light of customer pricing demands and increased costs of raw materials. Improvements in manufacturing efficiencies helped offset slightly lower gross margin dollars in casting. The implementation of a successful machining strategy, where volumes grew by almost 12% over 2002, also contributed to the strong core results.

Innovation for Sustained Performance – Core Operations

Our business was built on a foundation of continuous improvement, focus and innovation. In 2003, the foundry facilities applied new technology in many areas, and I want to share two examples of their success.

Our first auto grinder was installed in the finishing department of the Wingham foundry in August 2003. Prior to its installation, manual grinding labour was required to eliminate any excess material on the casting. Once installation was complete, eye injuries were eliminated and consumable costs were significantly reduced.

The launch of the GM inline 6 part presented some ergonomic challenges for our work teams as it was twice as large and twice as heavy as the average part. An auto packing system was designed, and not only did we realize a labour staffing improvement, but we saw an improvement in quality, safety and employee morale.



Despite all that we've accomplished, we know that we must now move even faster with greater focus and flexibility.

Managing Knowledge for Strategic Advantage

Increased global competition and rapidly changing customer behaviours are driving shorter business cycles. Accurate and timely exchange of information is vital in order to defend, maintain and advance our position in the market. In 2003, we continued to implement our Product Knowledge Management system (PKM). The advantages of this system include:

- Consolidation and control of all sales, design, launch and quality product data as it relates to the automotive AQP (advanced quality planning process);
- Quicker design data and communications among engineering, quality, manufacturing, sales, tooling and suppliers; and
- Reduced design time to market and lower associated costs.

By making product information readily accessible to everyone in our design-to-manufacture process and streamlining complex business processes across our global enterprise, we will continue to reduce product development and manufacturing costs while providing innovative products to our customers.

Geographic Expansion

Our new sales and design office located in Yokohama, Japan, opened in late October. Increasing our presence with full-time local support will undoubtedly provide benefits to current and new customers within the Asian market. This office will network with the company's other sales and design centres in North America and Europe to design and develop cast products and systems for the powertrain and chassis groups. Our customers will benefit from world-class products and local resources who understand their specific needs.

Creating Tomorrow's Value

Despite all that we've accomplished, we know that we must now move even faster with greater focus and flexibility. Fuelled by this urgency, we asked ourselves if we had our attention focused on what truly differentiates Wescast, in order to best serve the long-term interests of our stakeholders. While we believe the answer is "yes" on the key strategies for future growth, such as ongoing investment in new products and processes and investment in technologies to lower costs and remain globally competitive, we also felt it was the appropriate time to examine every facet of the company to make sure we're getting optimal returns that will fuel future growth for our stakeholders.

Management and the Board of Directors have embarked on a comprehensive strategic review of Wescast. The goal of this review is to increase shareholder value over time through consistent and superior growth in key metrics. To do this, we must create a balanced approach to managing growth, earnings, assets and cash flow. Our ultimate goal is to consistently deliver top-quartile return on equity in comparison with our peers over time. We are not only focusing on the shape of our business – we are also focusing on the ways in which we run the business and manage for stakeholder value. This requires:

- Analyzing all operations for value-creating characteristics and overall projections for growth and profit potential;
- Focusing on achieving operational efficiency metrics for the powertrain and chassis groups that rank in the top quartile for such businesses globally;
- Encouraging staff at all levels to make decisions founded on clearly defined values;
- Incorporating into our participative culture stretched performance standards at every level, with variable pay-for-performance incentives directly tied to business profit;
- Dominating our market through technological leadership and innovation to change the way we do things for customers and for ourselves; and
- Developing deeper relationships with customers, built upon a philosophy of launch excellence, superior execution and value for money.

From our analysis, we will assess changes to our existing businesses and recommend new opportunities that will enable Wescast to outperform in the market.

Looking Forward

A company's success is not achieved by the few at the top, but by the efforts of everyone. In our case that means the teamwork and commitment of over 2,000 people. Our people are what lie behind the success of Wescast, and I want to thank them for their spirit, extraordinary efforts and relentless commitment to our success throughout the year.

We have set high expectations and aggressive performance standards for our employees – and they continue to meet them. The year 2004 will be challenging in the automotive market, and we have a demanding agenda. I look forward to the challenges and opportunities that lie ahead.

Sincerely,

E. Frackowiak

Edward G. Frackowiak
Executive Chairman
March 22, 2004

2003 Performance Highlights

Strategic Critical Few

1. Assess Emerging Asian Markets

Investigate competitive risks and opportunities

What We Did!

- Identified China as most attractive country for investment on a risk versus reward basis
- Completed on-site evaluation of competitors and potential partners
- Visited key potential customers
- Plan to participate in the domestic Asian market through strategic relationships



2. Drive Revenue Growth

Increase market presence in Europe through Weslin

What We Did!

- Launched five new programs for customers that are Tier One to the OEMs – Garrett, Volkswagen, Sata, BorgWarner
- Engaged new customers – Audi, DaimlerChrysler, Volkswagen and Renault
- Focused on challenges to improve operating results, uptime and production efficiencies as ramp-up continues
- Initiated team development strategies consistent with participative management philosophy



Integrate Georgia Ductile with Wescast

What We Did!

- Focused on mould lines to improve efficiency, uptime and improve preventative maintenance schedules
- Improved mould per hour output by nearly 100%
- Developed QOS measures to monitor critical metrics such as scrap, uptime, efficiency, attainment, customer returns and delivery performance
- Continued to decrease customer returns and scrap rate
- Reorganized quality department, increased training and developed bench strength to increase product knowledge and expertise
- PPAP'd (production certified) 25 parts





Penetrate New Domestics through focus & technology

What We Did!

- Restructured global sales team to provide additional focus on New Domestic customers
- Opened sales and engineering office in Yokohama, Japan
- Focused on technical meetings with customers
- Successfully completed V8 reverse engineering project with Japanese OEM to prove merits of casting versus tubular design



Strategic Critical Few

Increase machining penetration

What We Did!

- Increased machining penetration from 63% to 78%
- Successfully launched 9 programs for a total of 23 finished part numbers at the Wingham, Strathroy and United Machining facilities



3. Achieve Operational Excellence

Address business realities

What We Did!

- *One of only eight companies to receive a "Special Recognition Award" from General Motors for outstanding performance in design, delivery, quality and cost reductions*
- First automated CNC machining cell designed for installation in 2004 at Strathroy Machining which will reduce overall costs and increase program flexibility
- Implemented automation for defect detection using vision systems and robotics for autopacking and part handling which reduced ergonomic issues and costs
- Installed an automatic grinding machine at *Wingham Casting eliminated eye injuries, significantly reduced consumable and labour costs of the relevant finishing operations*
- North Huron Casting established new monthly foundry records for uptime, effectiveness and scrap





Rededicate the culture

What We Did!

- Developed a simple "back to basics" leadership development strategy to build on what has made our company successful – our participative culture and values
- Delivered 19 advanced communication workshops to 209 union and management leaders
- Focused on workshop follow-up action plans to *reinforce learning and improve the workplace and business results*



4. Explore and Develop New Business Opportunities

Increase the performance of Wescast materials and products through focused R&D

What We Did!

- Evaluated the business viability and manufacturability of potential new materials for short, medium and long-range opportunities
- Continued efforts to optimize exhaust manifold design for close-coupled catalytic converter applications
- Filed four provisional patents for hot-end systems technology
- Conducted successful welding trials on various stainless metals and developed several competencies
- Successfully performed a trial build of a close-coupled catalytic *converter for a major OEM and successfully tested these parts in conjunction with the OEM*





Corporate Social Responsibility

For many years, Wescast has recognized that being a successful company depends on maintaining high values throughout the corporation and every area we affect. This includes how we manage our impact on the environment, how we protect and foster the health of our employees and how we interact with our local communities.

Environmental Report

Wescast continued to make environmental strides in 2003. All Ontario facilities were recommended for re-registration to the ISO 14001 Environmental Management System International Standard. This re-registration is an important milestone in achieving Wescast's objective of minimizing our environmental impact.

The company strives to recycle materials wherever possible. In order to be environmentally conscious and help offset rising raw material costs, approximately 5,000 tons of metal chips from our machining facilities are re-melted at our foundry operations each year. In 2003, equipment was installed to process the metal chips for re-melt internally, further reducing the environmental impact and costs of trucking to an outside company for processing. In support of the recycling three R's philosophy, Wescast continues to reduce waste-per-unit production and recycle or reuse almost 100% of the spent foundry materials either in-house or off-site.

Wescast continuously monitors and controls the environmental impact of all production processes to create a safe and healthy environment for our employees and communities. Through continuous improvement efforts, Wescast has maintained emission levels at or better than government guidelines. In 2003, the cost to operate and maintain emission control equipment was approximately $5 million dollars.

Energy efficiency will be a key initiative for Wescast in 2004. The company is currently incorporating energy efficiency into the environmental operating system measurables at all Ontario facilities in support of the Kyoto Accord.

Energy Use

As energy consumption continues to be one of our key cost drivers, we remain focused on managing usage to control expenses. We strategically purchase electricity during off-peak hours and melt steel at night for use throughout the day. Operations teams, having the greatest influence on the company's electricity consumption, meet regularly to review best practices, share energy reduction ideas and monitor their progress on improving energy efficiency.

On August 14, 2003, a widespread electrical blackout hit Ontario and much of the Northeast United States. Wescast formed an energy crisis team to deal with the issues arising from the Ontario Government's voluntary energy reduction target over the following 10 days. This team, consisting of manufacturing, production planning, sales and technical personnel, met daily during the crisis. Through a combination of hour-to-hour energy control, plant production level management and strategic inventory adjustment, the team was able to manage customer requirements and achieve significant energy savings throughout the crisis period.

2003 Lost-time Incidents per 200,000 Labour Hours

(*July 2003 YTD data annualized)


18
15
12
9
6
3
0
16.5
1.38
10.6
0
Other Ontario Foundries*
Wescast Ontario Foundries
Other Ontario Machine Shops*
Wescast Ontario Machine Shops

Health and Safety Report

Wescast strives to be a leader in safety performance and employee well being. Health and safety is an integral part of our operations, managed in conjunction with the production and quality of our products and services. Tracked by the Workplace Safety and Insurance Board, Wescast's lost-time incidents continue to be significantly better than industry averages.

Community Report

Wescast's contributions to the community are far-reaching. The company's philanthropic efforts in the communities in which Wescast does business include support in six key areas: education, health care, recreation, the arts, support groups and the environment. In keeping with the company's participative management philosophy, employees representing various departments at each plant meet to determine how funds should be allocated in their community. These proud employees are our Community Involvement Teams (CIT).

Basing their decisions on the company values of honesty, fairness, forthrightness, caring and commitment, the CITs contribute to nonprofit organizations that enhance and improve opportunities throughout Southwestern Ontario. During 2003, Wescast enthusiastically made donations to a broad range of educational, medical and environmental projects. Special attention was given to scientific and engineering programs in secondary schools and to university scholarships in fields that are critical to the auto parts industry. Substantial contributions to area hospitals helped to ensure we continue to safeguard the health of our employees and their families.

The company is also a strong patron of the performing arts. Donations and sponsorship of many area theatres contribute to the cultural fabric of communities in Southwestern Ontario. As well, we have assisted many youth sports teams in their pursuit of excellence and team spirit.

Wescast employees and their families are essential to the continued success of the company. Continued support for community projects and the nonprofit sector help to ensure we have strong, vibrant communities in which to live, work and play.



Message from the Chief Financial Officer



Poised for the Future

Wescast is a company with a strong financial position, poised for future opportunities and growth. With the core exhaust manifold business financially sound, 2003 was a year of continued focus on the Hungarian joint venture, Weslin, and the newly acquired chassis business in Cordele, Georgia.

This was the first year of commercial powertrain production in Europe and the first full-year impact of the emergent chassis business. In the early stages of their development, facilities in ramp-up mode require substantial financial resources. Strong net cash generation from powertrain production in North America in 2003 was more than sufficient to meet the requirements of the new facilities, allowing Wescast to build its overall cash reserves by year-end.

The company's objective is to deliver growth in a careful and balanced manner. Preservation of our strong financial position enhances our financial flexibility and supports our ability to take advantage of opportunities and continue growing. This is exciting for all stakeholders of the company.

We continue to focus on the maintenance of strong control systems. New processes have been established within the company to improve disclosure controls. A project is now under way to ensure that by the end of 2004, we will meet all requirements of section 404 of the Sarbanes-Oxley Act regarding documentation and testing of internal control systems. Our Management Discussion and Analysis section has been expanded to provide additional information about our industry, our customers and other factors that can influence our results.

We remain committed to meeting all applicable requirements relating to full and timely disclosure of material information to the public markets and believe the control systems in place will continue to allow us to do so.

Sincerely,



Gordon E. Currie
Vice President and CFO
March 22, 2004

Discussion and Analysis

Management's Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 28, 2003

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") of Wescast Industries Inc. ("Wescast" or the "Company") are in Canadian dollars unless otherwise noted. This MD&A should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 28, 2003, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

For a discussion of the principal differences between Canadian and US GAAP, as they apply to the presentation of Wescast's consolidated financial statements, see Note 24 to the Company's consolidated financial statements. This MD&A contains commentary from Wescast's management regarding strategy, operating results and financial condition. Management is responsible for its accuracy, integrity and objectivity, and has developed, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein. This MD&A is current as of March 10, 2004. Additional information relating to the Company, including the Company's Annual Information Form ("AIF"), is available online at sedar.com.

Discussion and Analysis

Company Overview

Wescast designs, casts, machines and assembles high-quality engineered iron products for the automotive industry. Its resources are strategically aligned to meet the customer-specific requirements within two product segments, powertrain and chassis components. The Company believes that the combination of its design and high-quality manufacturing creates unique value for the customers in the markets that it serves. The Company believes that this is the reason for the Company being the world's largest supplier of exhaust manifolds for passenger cars and light truck applications.

The Powertrain segment is focused on the design and manufacture of exhaust system components for sale primarily to original equipment manufacturers ("OEMs") and Tier 1 customers for car and light truck markets in North America and Europe. The Company's Powertrain operations in North America, leaders in the design, manufacture and sale of exhaust manifolds, are well established and in 2003 represented 87.0% of consolidated sales. The segment's European operations are conducted through Weslin Industries Inc. ("Weslin"), a relatively new operation constructed and jointly owned by Wescast and Linamar Corporation. The European operation, which was in pre-production mode in 2002, represents a developing business and comprised 4.3% of the Company's consolidated sales in 2003. On March 10, 2004 the Company and Linamar Corporation announced Wescast's intention to sell its 50% interest in Weslin Industries Inc. to Linamar Corporation, pursuant to the terms of a joint-venture agreement between the parties. Negotiations between the parties are ongoing, and as a result the financial impact of the transaction is not yet known.

The Company views the market in Europe as a key strategic opportunity and is evaluating various alternatives to continue its participation in this market once the divestiture of the Company's interest in Weslin has been completed. It is expected that some of the resources generated from the Weslin transaction will be redeployed towards other initiatives aimed at maintaining the Company's presence in Europe.

In this MD&A, reference is made to Weslin and its impact on the historical results of the Company, as this information is relevant to understanding and assessing the Company's historic performance.

The Chassis segment is focused on the design and manufacture of brake and suspension components for sale to OEM and Tier 1 customers in the car and light truck markets. The Company entered the segment on September 12, 2002, with the acquisition of Georgia Ductile Foundries, LLC, renamed Wescast Industries Cordele, LLC ("Cordele"). This business, which was acquired while it was still in a start-up phase, is also a developing business, serving a North American customer base. In 2003, the Chassis segment represented 8.7% of the Company's consolidated sales.

Overview of Operations

Wescast experienced significant revenue growth in 2003, due to the inclusion of revenues from both its developing businesses, Weslin in Europe and its Chassis group. While the performance of the Company's core Powertrain segment in North America remained strong in 2003, the Company's consolidated net earnings experienced a significant decline. This decline was largely due to start-up costs associated with the development of its new businesses and challenging market conditions that contributed to the incurrence of a non-cash charge to reflect the impairment of goodwill associated with its Cordele operation.

Overall consolidated sales revenues in 2003 of $475.8 million represented a 12.2% increase over the $424.2 million reported in 2002. The revenue growth was primarily the result of three factors:

- Sales from the Company's Chassis segment accounted for revenue growth of $26.7 million. The expansion into chassis components in 2002 took place in September of that year and, as a result, the sales in 2002 represented only a partial year of activity.
- Wescast's proportionate share of sales from Weslin, the joint venture operation that constitutes the Company's Powertrain segment in Europe, represented a sales increase of $20.4 million. Fiscal 2003 marks the first year that Weslin sales are reflected in the Company's revenue base as the Weslin operation was in a pre-production phase in 2002. As a result, approximately $10.0 million, our proportion of sales for that year, were netted against operating expenditures and deferred as pre-production costs.
- Growth in the Company's machining activity in the North American Powertrain business was strong. In 2003, the number of units machined increased by 11.0%, and the percentage of North American powertrain sales representing both cast and machined components was 77.6% in 2003, compared with 63.0% in 2002.

The Company's net earnings in 2003 were $8.3 million, down $51.7 million compared to the $60.0 million reported in 2002. While the Company's North American Powertrain segment produced strong earnings, this performance was offset by the impact of the Company's developing businesses as follows:

- The Chassis segment had a year-over-year negative impact on net earnings of $38.4 million, representing 74.5% of the total decline in net earnings. This included the charge for the goodwill impairment of $27.4 million, after tax.
- The European Powertrain operations, in its first year of commercial production, had a year-over-year negative impact on net earnings of $6.1 million, 11.8% of the total decline.

Discussion and Analysis

Estimated 2003 Total North American Manifold Production

(24.2 million units)


27%
55%
18%
Fabricated/High Temperature Alloys
Cast (Wescast)
Cast (non-Wescast)

Estimated 2003 Total Europe Manifold Production

(20.8 million units)


38%
55%
7%
Fabricated/High Temperature Alloys
Cast (Wescast/Weslin)
Cast (non-Wescast)

Position in the Industry

In its core Powertrain segment, Wescast is the world's largest producer of exhaust manifolds. The worldwide demand for exhaust manifolds is basically satisfied by two distinct types or styles of manifold designs: fabricated and cast. Wescast's manifold production is exclusively focused on cast manifolds. A cast manifold is produced using various grades of ductile iron, each with different temperature and performance characteristics, using a green sand mould process. The manufacture of fabricated manifolds involves the bending and welding of steel tubes to meet the shape and style of the product design.

In North America, the use of cast iron manifolds has traditionally dominated the marketplace. Cast manifold designs are currently estimated to represent over 70% of the overall demand for manifolds in North America. In other parts of the world fabricated manifolds command a far greater share of the marketplace. It is estimated that 50% of the current worldwide demand for exhaust manifold production is represented by fabricated designs. The difference in demand is influenced by customer preferences, historical use and production volume levels.

The supply base for fabricated manifolds in areas such as Europe, where historically the market comprised a larger number of automakers with smaller individual platform volumes, has evolved to include a large number of suppliers and a very fragmented market. The market is not dominated by any one supplier. The Company has remained focused on cast manifold designs, primarily because it has been able to demonstrate to the market that by applying its design capabilities it can design and manufacture a cast manifold that meets or improves the performance characteristics offered by a fabricated manifold design, generally at a lower total cost.

The Company's primary customer base, the domestic Big 3 automakers, has experienced market share declines in recent years. The Company is focused on expanding its sales base by targeting growth in North America with new domestic customers, many of whom currently use fabricated manifolds in their engine designs. In addition, the Company is targeting strategic international growth to meet the demand requirements in markets outside of North America where the Company believes it can demonstrate that superior performance characteristics exist in cast manifold designs.

The engineering and design capabilities of the Company are well suited to meet the changing needs of its current and potential customers. Such customers are faced with the following specific needs:

- The need to reduce engine emission levels;
- The need to deal with higher engine temperatures;
- The need to meet customer-driven demand for high horsepower levels, given the constraints above; and
- The potential for an increased use of diesel-powered vehicles in North America to help meet fleet emission levels.

The Company's engineering and design efforts aimed at developing new higher-temperature alloys, its "hot-end solutions" efforts aimed at integrating the exhaust manifold with the catalytic converter, and the further expansion of integrated exhaust manifold-turbocharger designs for diesel engine applications that are already in use in Europe, all support the Company's current strategic direction.

Risks and Uncertainties

Described below are some of the more significant risks and trends relating to the overall economy, the automotive industry and Company-specific matters that could affect the Company's results.

- An economic downturn could have a negative impact on the Company's profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand, oil prices and international conflicts. The current consensus of industry forecasts project relatively stable markets in Europe and North America in 2004.
- Increasing price reduction pressures from the Company's customers could reduce profit margins. Historically, the Company has entered into, and will continue to enter into, supply agreements with its customers that provide for, among other things, price concessions over the term of the agreement. In the past these concessions have been largely offset by cost reductions resulting from product and process improvements. The competitive global automotive industry environment has caused these pricing pressures to intensify. To the extent that these price reductions continue in the future and are not offset through cost reductions, the Company's future profit margins may be adversely affected.
- The Company is currently dependent on one class of products, cast iron manifolds, and could be negatively impacted by heightened competition, including the intensification of price competition and the entry of new competitors, both domestic and foreign, particularly those based in low-cost countries such as China. The introduction by competitors of new manufacturing techniques or types of products could also have an adverse impact on the Company's results.

Discussion and Analysis

- The Company is largely dependent upon three customers, the domestic Big 3 automakers. As a result, it is exposed to any loss in market share or less-than-projected light vehicle sales by General Motors, Ford and DaimlerChrysler, for which the Company supplies powertrain components.

North American Market Share 1998 – 2007*

*(*Source J.D. Power-LMC)*


1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
45%
40%
35%
30%
25%
20%
15%
10%
5%
GM
Ford
DaimlerChrysler
All Others

The Company's top five North American powertain programs projected for 2004, based on unit production, are represented by the following customer platforms:

OEM	Platform/Program	Vehicle Application(s)
GM	4.8/5.3/6.0L GEN III V8	Silverado, Sierra, Suburban, Tahoe, Escalade, etc.
Ford	5.4 L 3V V8	F150, Expedition, Econoline, Navigator
GM	L850	Cavalier, Sunfire, GrandAm, Alero, Saturn, etc.
Nissan	3.5 L ZV5 V6	Maxima, Altima, Quest
DCX	4.7 L Truck V8	Ram, Durango, Dakota, Ram Van, etc.

Penetration of non-Big 3 customers and future revenue expansion in the Chassis component segment will help Wescast diversify its revenue base and reduce this concentration of risk.

- The Company could be negatively impacted by government regulations, including U.S. Corporate Average Fuel Economy standards or emissions regulations and Canadian, European and American federal, provincial, state and local environmental laws and regulations that have an adverse impact on the automotive industry. New product research at Wescast is focused on innovations that will allow the Company to take advantage of these changes.


2001
2002
2003
Price per Ton
(CDN$)
$250
$200
$150
$100
$50
Balled Scrap Steel Prices in North America


2001
2002
2003
Price per Pound
(US$)
$8
$6
$4
$2
Molybdenum Prices in North America

- The Company's production costs are dependent on the price of certain raw materials and other commodities, including scrap steel, molybdenum ("moly") and electricity. Increases in any or all of these costs will cause the cost of production to rise. Under current sales contracts the Company can pass only a portion of these cost increases on to customers. For reference purposes, a CDN$10.00 increase in the per ton price of scrap steel, or a US$1.00 per pound increase in the price of moly, would result in annualized increases in operating costs, net of recoveries from customers, of CDN$0.5 million and CDN$1.0 million, respectively. The charts above illustrate the changes in scrap steel and moly prices over the past two years, in particular the significant rise experienced in 2003.
- The Company's financial results are reported in Canadian dollars. A portion of the Company's sales, operating costs and capital investment requirements are realized in U.S. dollars and other currencies. As a result, fluctuations in the exchange rate between foreign currencies and the Canadian dollar may affect the Company's profitability.
- The Company's developing Chassis segment is facing the challenges typically encountered in the ramp-up of a new foundry. These challenges include inconsistent operating performance measured in terms of internal scrap and yield rates. In addition, unexpected equipment downtime issues have a negative impact on plant uptime performance and result in increased maintenance costs and production inefficiencies. Historically, the Company's start-up operations have taken three to five years to achieve steady state operating metrics.
- In 2004, all segments of the Company's business will launch new programs for customers. Financial performance levels will be impacted by the timeliness and the efficiency of these program launches.
- Collective labour agreements in place at three plants in Canada expire in 2004. An inability to negotiate and secure new collective agreements would negatively impact the Company's ability to fulfill its obligations to its customers. At this time, management believes all of these collective agreements will be successfully renegotiated prior to their expiry.

Discussion and Analysis

Selected Annual Information

The following table sets forth for the years ended 2003, 2002 and 2001 selected information from the Company's consolidated financial statements.

Fiscal Year Ended
(in thousands of Canadian Dollars, except per share amounts and where otherwise noted)

	2003	2002	2001
Sales	**$475,800**	$424,207	$383,502
Earnings from continuing operations	**$8,268**	$60,040	$66,038
Net earnings	**$8,268**	$60,040	$41,270
Earnings from continuing operations per share			
Basic	**$0.63**	$4.59	$5.11
Diluted	**$0.63**	$4.59	$5.01
Net earnings per share			
Basic	**$0.63**	$4.59	$3.19
Diluted	**$0.63**	$4.59	$3.12
Total assets	**$561,135**	$596,754	$452,762
Total long-term interest-bearing debt	**$36,072**	$46,576	$4,614
Dividends declared per Class A and Class B common share	**$0.48**	$0.48	$0.48
Issued and outstanding capital stock (thousands)			
Class A common shares	**5,722**	5,707	5,627
Class B common shares	**7,377**	7,377	7,377
Stock options outstanding			
Class A common shares	**931**	944	973

Results of Operations: 2002 to 2003

Net Earnings

Net earnings decreased from $60.0 million in 2002 to $8.3 million in 2003. In comparing the level of earnings in 2003 to 2002, the following highlights should be considered:

- The Company's North American Powertrain operations delivered strong financial performance under challenging market conditions, generating net earnings of $60.1 million in 2003.
- The European Powertrain operations had a negative impact on net earnings of $8.9 million in 2003, compared to a negative impact of $2.8 million in 2002.
- The Chassis operations had a negative impact on net earnings of $42.9 million in 2003, compared to a negative impact of $4.5 million in 2002. Included in the 2003 impact was a goodwill impairment charge of $27.4 million, after tax.
- Stock-based compensation expense for 2003 was $0.8 million, compared to $5.3 million in 2002.

Sales

Consolidated sales for 2003 increased by 12.2% over 2002 due to strong growth in machining volumes in the Company's North American Powertrain operations, the inclusion of Weslin sales in 2003 and the reporting of a full year of sales by the Chassis segment compared to 2002.



Sales
(in millions of Canadian Dollars)
348.6
396.7
383.5
424.2
475.8
1999
2000
2001
2002
2003

Discussion and Analysis

The sale of powertrain products in North America, comprised mainly of cast and machined iron manifolds, decreased by 2.1% in 2003 compared to 2002. However, several positive trends emerged during 2003, including improved machining penetration and a favourable product mix. In addition, sales with a new domestic customer increased significantly in 2003. Sales of internally machined powertrain products increased 11.0% from 9.7 million units in 2002 to 10.7 million units in 2003. The level of powertrain products that were both cast and internally machined rose to 77.6% of total products produced, up from 63.0% in 2002. Wescast's exhaust manifold sales volume in North America of 13.8 million units in 2003 decreased by 9.5% compared to 2002. This decrease compares to an overall decline in 2003 of 3.0% in North American light vehicle production and a 6.3% decline in the production of the Company's primary customers, the domestic Big 3 automakers, who collectively continued to lose North American market share. The Company's overall North American market share decreased from 61.0% in 2002 to 55.4% in 2003. The decrease in manifold sales volume and market share was mainly due to program losses with DaimlerChrysler, which occurred in the latter part of 2002. Also contributing to the decline in volume was the partial transfer of the production requirements for the Ford 4.0L program to Weslin during 2003. These decreases were partially offset by increased sales volumes to General Motors, primarily due to the strength of the GEN III light truck programs, and the growth of sales volumes with Nissan.

The Company's proportionate share of powertrain component sales, excluding prototype and tooling sales, generated by its European Powertrain operations through Weslin totalled $19.6 million. The Company did not report any sales for Weslin in 2002 as the operation was in a pre-production phase.

The Company entered the Chassis component marketplace in September 2002 by way of an acquisition. This business generated $37.9 million in sales of brake and suspension components in 2003, compared to $13.9 million in the post-acquisition period in 2002. The level of sales in 2003 was lower due to the discontinuation of programs in early 2003, including programs that were selectively culled as they did not align with the strategic focus established for the Chassis segment. In addition, the impact of a stronger Canadian dollar in 2003 reduced Chassis segment sales on translation to Canadian dollars by approximately $4.0 million or 9.5%.

Consolidated prototype and tooling sales was $32.2 million in 2003, up $16.5 million from the $15.7 million reported in 2002, reflecting a significant increase in the number of new program launches in 2003 versus 2002. Prototype and tooling sales by the Chassis segment and Weslin accounted for $2.8 million and $0.8 million of the increase, respectively.

Gross Profit

Consolidated gross profit for 2003 was $104.8 million or 22.0% of sales, compared to $129.9 million or 30.6% of sales in 2002.

The profitability of the Company's North American Powertrain operations has remained strong compared to 2002 in spite of lower casting volumes. The negative pressure on gross profit during 2003 due to lower volumes, market-driven price concessions, significant increases of raw material costs, and increased depreciation and amortization charges was partially offset by strong operating performance and the positive impact of cost-reduction activities in the Company's manufacturing facilities. Wescast's strategy to increase machining penetration volume also resulted in a significantly increased contribution to gross profit. In addition, the Company revised its estimate of government investment tax credits realized on qualifying scientific research and development expenditures of prior periods. This resulted in a positive impact on gross profit of $2.4 million for 2003. There were no similar adjustments in 2002.

The majority of the decline in gross profit, compared to 2002, was as a result of the negative impact on earnings to support the ramp-up efforts at Weslin and Cordele. Weslin had a negative impact on gross profit of $6.8 million during 2003. This operation was in a pre-production phase during 2002. During 2003, Weslin has begun to demonstrate improved operating performance in terms of foundry equipment uptime rates, finishing throughput and scrap levels. These improvements did not translate into improved financial performance due to the costs associated with a significant number of new product launches and other start-up-related expenses. The Chassis segment, while in commercial production, is still in the process of ramping up its foundry operation. This segment had a negative impact on gross profit of $20.9 million in 2003, compared to a negative impact of $5.3 million in 2002 from the date of acquisition in September 2002. During 2003, this operation has also shown improved operating performance in the areas of output, measured in moulds per hour, finishing throughput rates and scrap levels. Unfortunately, these improvements were disrupted throughout the year by unexpected equipment downtime of the facility. Management believes that unplanned equipment downtime is part of the start-up phase of a major foundry and machining facility.

Depreciation and amortization charges, included in cost of sales, increased by $10.1 million from $26.2 million in 2002 to $36.3 million in 2003. The majority of the increase relates to depreciation charges on new machine lines, increased depreciation associated with Cordele and the amortization of the Weslin deferred pre-production costs.

The gross profit on prototype and tooling sales in 2003 was $4.2 million or 13.0% of sales, down from $4.5 million or 28.6% of sales in 2002. The level of gross profit on prototype and tooling sales depends on the type of program launch and the volume of prototype tooling and castings required to validate production.

Discussion and Analysis

Selling, General and Administration

Selling, general and administration expenses were $37.5 million in 2003 compared to $31.6 million in 2002. The Company's fixed-cost base has increased over the 2002 level in support of its growth and diversification initiatives, specifically the absorption of the sales force supporting the Company's Chassis segment and the depreciation and operating costs associated with the new technical development centre and corporate office. Cost-reduction efforts within the administrative departments have offset a portion of the fixed-cost base increase. In addition, lower profit-sharing and variable compensation payments compared to 2002 also partially offset the increase. Depreciation charges, included in selling, general and administration expenses, accounted for $2.7 million of the increase in 2003.

Stock-based Compensation

During 2002 the Company amended its stock option plan to authorize the grant of tandem stock appreciation rights in connection with options granted under the plan at or after the time of the grant of such options. Under the amended plan, participants have the choice of exercising stock options or receiving cash from the Company for the options equal to their intrinsic value, being the difference between the option exercise price and the current market value of the shares. The increase or decrease in the intrinsic value of the stock options is reported as stock-based compensation expense. As a result of the market price of the Company's shares increasing by approximately $1 during 2003, the impact for that year was an expense of $0.8 million. The initial impact of the amendment to the plan, recorded in 2002 when the share market price was $56.47, was a non-cash charge to earnings of $14.9 million reported as stock-based compensation expense for options issued in prior periods. The market price of the Company's shares at December 29, 2002, was $37.81, resulting in a full-year impact of only $5.3 million related to the amendment of the stock option plan.

Research, Development and Design

Research, development and design expenses decreased in 2003 by $0.5 million or 5.6% from 2002. The Company remains committed to funding research and development activities, including its "hot-end solutions" strategy and the continued development of high-temperature alloys. The "hot-end solutions" program has successfully moved through the research-intense process and product-development phase. The Company is quoting on specific customer applications that could benefit from this technology. As a result, expenses related to this activity have declined from those incurred during 2002. In addition, the Company-wide focus on cost-reduction initiatives has resulted in lower discretionary spending.

Interest Expense

Interest expense in 2003 was significantly higher than in 2002. This was mainly attributable to interest related to short-term borrowings of the Company during 2003 and increased interest on the long-term debt that was assumed on the acquisition of Cordele in September 2002.

Goodwill Impairment

During the fourth quarter of 2003, the Company completed its impairment test of the goodwill acquired in conjunction with the 2002 acquisition of Cordele. The impairment test was carried out to determine whether the fair value of the Cordele operation supported the carrying value of the operation's net assets including goodwill. As a result of the review it was concluded that the goodwill was fully impaired. The Company recorded a pre-tax non-cash goodwill impairment charge of $41.5 million related to its Chassis segment. The goodwill impairment charge reflects the ongoing volatility associated with the business outlook for the Chassis segment. Some of the key factors that had an impact on the impairment test and affect the outlook for the Chassis segment include:

- Challenging market conditions that include a growing amount of open foundry capacity in the industry, combined with increased offshore competition based in low-cost countries and pricing pressures;
- The escalation in raw material and electricity costs; and
- Inconsistent operating performance of equipment.

As a result of these factors, it is taking longer to achieve the financial performance targets originally projected. This delay has changed the original outlook for the Chassis segment and has resulted in the goodwill impairment charge.

Discussion and Analysis

Other Income

Other income and expense represented a net expense of $1.7 million in 2003, compared to income of $1.3 million in 2002. The change was due to:

- Foreign exchange losses on working capital in 2003 were $1.9 million as compared to losses of $0.4 million in 2002, attributed primarily to the significant strengthening of the Canadian dollar.
- Interest and miscellaneous income of $1.1 million in 2003 was less than $2.1 million in 2002 as a result of lower cash and investment balances throughout 2003.
- Losses on disposal of property and equipment in 2003 were $0.4 million higher than in 2002.

Income Taxes

Wescast's effective income tax rate increased to 41.4% in 2003 compared to 29.6% in 2002. The higher rate was due to:

- Ontario provincial statutory income tax rates increased, impacting future tax levels.
- A tax benefit has not been recognized with respect to the loss realized by Weslin as the operation is subject to a tax holiday during the first ten years of operations.
- Payments were lower in 2003 compared to 2002 under the cost-sharing arrangements with Weslin. Under these arrangements certain technology development, marketing and human resource development costs are funded by the Company. The tax holiday applicable to these amounts in Hungary results in a lower effective tax rate upon consolidation.

Results of Operations: 2001 to 2002

The following discussion provides significant highlights in comparing the Company's results of operations from 2001 to 2002. A more detailed discussion is included in the Company's Management Discussion and Analysis for the year ended December 29, 2002 contained in the 2002 Annual Report.

Sales

Consolidated sales in 2002 increased by 10.6% over 2001. The sale of exhaust manifolds by the Company's Powertrain group accounted for 9% of the increase. Exhaust manifold sales volume of 15.3 million units increased by 6% over 2001. This increase compared favourably to the 5% increase in North American light vehicle production over 2001. Wescast's primary customers, the domestic Big 3 automakers, experienced a 4.7% increase in production levels. The Company recorded a slight increase in its overall North American market share to 61%, which represented continued strong performance with the Company's domestic Big 3 customers and growth with new domestic customers. The increase in manifold sales dollars in 2002, up 9% over 2001 compared to a unit volume increase of 6% over 2001, reflected a richer mix of higher-valued parts sold, primarily related to the light truck market.

Sales of internally machined manifolds increased 10.2% from 8.8 million units in 2001 to 9.7 million units in 2002. The percentage of manifolds sold that were also internally machined increased from 61.0% in 2001 to 63.0% in 2002.

The Company's Cordele operation generated $13.9 million in sales of brake and suspension components in the post-acquisition period in 2002.

Tooling and prototype sales of $15.7 million in 2002 were down 30% from 2001. Several program launches were delayed in 2002 and the corresponding tooling and prototype sales were realized in 2003.

Discussion and Analysis

Earnings from Continuing Operations
Earnings from continuing operations decreased from $66.0 million in 2001 to $60.0 million in 2002, a year-over-year decrease of 9.1%. In comparing the level of earnings in 2002 to 2001, the following items should be considered:

- The Company's North American Powertrain segment delivered strong financial results during 2002, contributing $67.3 million to earnings from continuing operations. This level of earnings was consistent with 2001.
- Stock-based compensation expense of $5.3 million, or $3.5 million after tax, was recorded in 2002 but there was no such expense recorded in 2001.
- Weslin was in a start-up phase during 2002. The majority of expenses were deferred as pre-production costs; however, the European Powertrain operations had a negative impact on earnings of $2.8 million in 2002 versus $1.6 million in 2001.
- The Chassis segment had a negative impact on earnings of $4.5 million after tax in 2002.

Net Earnings
Net earnings for 2002 were $60.0 million, up from $41.3 million in 2001. In 2001 a loss from discontinued operations of $24.8 million, related to the shutdown of the Company's stainless steel business, was reported.

Other Balance Sheet Items
Total assets increased from $452.8 million in 2001 to $596.8 million in 2002. Total long-term interest-bearing debt increased from $4.6 million in 2001 to $46.6 million in 2002. These year-over-year increases were primarily due to the acquisition of Cordele in September 2002.

Fourth Quarter 2003
The 2003 fourth quarter results were significantly impacted by the goodwill impairment charge of $41.5 million, or $27.4 million after tax, related to the Chassis segment.

The table at right sets forth selected financial information of the Company for the specified periods.

Quarterly Results of Operations
(in thousands of Canadian Dollars, except per share amounts)

	First Quarter		*Second Quarter*		*Third Quarter*		*Fourth Quarter*	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Sales	**$125,159**	$104,900	**$116,851**	$112,140	**$110,088**	$97,260	**$123,702**	$109,907
Gross profit	**26,749**	36,477	**28,910**	40,199	**20,819**	27,097	**28,362**	26,141
Net earnings (loss)	**$10,695**	$18,493	**$10,599**	$12,143	**$4,975**	$12,020	**($18,001)**	$17,384
Net earnings (loss) per share								
Basic	**$0.81**	$1.42	**$0.82**	$0.93	**$0.38**	$0.92	**($1.38)**	$1.32
Diluted	**$0.76**	$1.39	**$0.82**	$0.93	**$0.38**	$0.91	**($1.39)**	$0.93

Notes:

1. *The Company's sales and production volumes are generally lower in the third quarter, in comparison to the other quarters, as North American vehicle production is lowest during the third quarter due to model changeovers by the domestic Big 3 automakers. Also, the Company's facilities traditionally shut down for a period during the third quarter to allow for summer vacations.*
2. *Stock-based compensation expense was $12.8 million, or $8.6 million after tax, for the second quarter of 2002 compared to $0.5 million, or $0.3 million after tax, for the same period of 2003. The level of expense in 2002 reflected the amendment of the Company's stock option plan to authorize the grant of tandem stock appreciation rights.*
3. *A goodwill impairment charge of $41.5 million, or $27.4 million after tax, was recorded in the net earnings of the fourth quarter of 2003.*

Liquidity and Capital Resources

The Company ended 2003 in a very strong financial position. Cash and short-term investments were $28.7 million at the end of 2003 versus $21.9 million a year earlier. Cash generated from continuing operations and dispositions exceeded capital spending and dividend requirements by $10.4 million and the Company reduced debt by $4.3 million, before currency adjustments, to account for the majority of the increase in liquidity for the year.

Discussion and Analysis

Financial Condition Highlights
(in thousands of Canadian Dollars, except where otherwise noted)

Fiscal Year Ended	**2003**	2002
Cash and cash equivalents	**$28,699**	$9,984
Short-term investments	**$–**	$11,909
Total debt[1]	**$40,440**	$52,766
Net debt[2]	**$11,741**	$30,873
Current assets	**$140,311**	$142,961
Current liabilities	**$53,327**	$85,703
Current ratio	**2.6:1**	1.7:1
Net working capital	**$86,984**	$57,258
Shareholders' equity	**$437,221**	$436,263
Total capital[3]	**$477,661**	$489,029
Ratio of total debt to total capital	**8.5%**	10.8%

(1) Total debt is defined as the sum of short-term and long-term interest-bearing debt.
(2) Net debt is defined as total debt minus cash and cash equivalents and short- and long-term investments.
(3) Total capital is defined as total debt plus shareholders' equity.

Higher cash balances and reduced total debt arising from scheduled repayments and the translation impact of the strengthening Canadian dollar resulted in a decrease in net debt to $11.7 million at the end of 2003 from $30.9 million at the end of 2002. Net working capital and the current ratio are used to monitor the Company's ability to meet its short-term obligations. Both measures increased year over year due to a significant reduction in payables and accruals in 2003. Significant capital spending near the end of 2002 comprised a large part of payables and accruals at the end of that year. Wescast uses the ratio of total debt to total capital to monitor the capitalization of the Company. As a result of the reduction in the Company's debt and the net earnings contribution to shareholders' equity, the ratio of total debt to total capital fell year over year to 8.5% at the end of 2003 from 10.8% at the end of 2002.

The following charts show the Company's cash and short-term investments and net debt positions in 2003 versus 2002:


2003
2002
Cash and short-term investments
(in millions of Canadian Dollars)
$35
$30
$25
$20
$15
$10
$5


2003
2002
Net debt
(in millions of Canadian Dollars)
$35
$30
$25
$20
$15
$10
$5

The Company is well positioned to fund its short- and long-term growth objectives through positive operating cash flows, efficient working capital management and the financial flexibility that accompanies a conservative capital structure.

The following chart shows the Company's ratio of total debt to total capital in 2003 versus 2002:


2003
2002
Total debt to total capital
12%
10%
8%
6%
4%
2%

Discussion and Analysis

Available Financing Sources

The Company has uncommitted demand operating facilities totalling US$36.5 million. At December 28, 2003, all facilities were undrawn. The Company's balance sheet is very strong, and management believes it could arrange committed lines of credit should the need arise.

Cash Flows

The table below provides information from the Company's statements of cash flows.

Fiscal Year Ended
(in thousands of Canadian Dollars)

	2003	2002
Cash derived from continuing operations	**$54,030**	$90,402
Cash used for investing activities	**$25,449**	$109,611
Cash used in financing activities	**$9,514**	$28,626

Operating Activities

Cash flows from continuing operations were $54.0 million in 2003 versus $90.4 million in 2002, reflecting the continuing ramp-up of the Cordele and Weslin facilities and an increase in non-cash working capital. The change in non-cash working capital was primarily the result of significant payments made in 2003 relating to 2002 spending. The prior year activities included the addition of new machine lines, the construction of the Company's technical development centre and corporate office complex, and payment of customer-related liabilities that were included in payables and accruals at the end of 2002.

During 2003, the Company established new standard payment terms with its suppliers, the effect of which was a lengthening of average payment terms of approximately ten days.

Investing Activities

Cash flows used in investing activities were $25.4 million in 2003, down from $109.6 million in 2002, due mainly to lower capital expenditures in 2003 compared to 2002 and the acquisition of Cordele in 2002.

Capital expenditures in 2003 were $39.4 million compared to $83.0 million in 2002. The decrease was due primarily to:

- A year-over-year reduction in capital spending on the Company's technical development centre and corporate office complex of $18.2 million;
- The purchase of an aircraft in 2002 for $12.4 million;
- Lower capital spending on new machine lines in 2003 of $4.9 million; and
- Lower capital spending at Weslin in 2003 of $3.2 million.

As a result of ongoing expansion programs, the Company has commitments to acquire capital assets of $5.2 million in 2004. Total capital expenditures, including the committed amount of $5.2 million, are expected to be approximately $70.0 million in 2004, but this includes $12.0 million related to Weslin, a portion of which may not be spent in light of the expected Weslin divestiture. These expenditures will be funded by cash on hand, internally generated funds from operations and, if required, unutilized operating lines of credit. Capital expenditures for 2004 will consist primarily of machining expansion in the Powertrain operations in North America and productivity projects exhibiting less than two-year paybacks across all Wescast facilities.

In 2002, the cash consideration paid to acquire Cordele was $39.5 million. There were no acquisitions in 2003.

By the end of 2002, Weslin's operations had achieved commercial production status. Consequently, the Company ceased deferring pre-production costs at that time. The Company incurred deferred pre-production costs of $3.9 million in 2002 related to this business. These costs began to be amortized in 2003 at a rate of about $2.0 million per annum.

Financing Activities

Cash flows used in financing activities decreased to $9.5 million in 2003 from $28.6 million in 2002. In 2002, subsequent to the acquisition of Cordele, the Company paid down $22.0 million of long-term debt assumed on the acquisition.

Off-Balance Sheet Financing

The Company's off-balance sheet financing arrangements are limited to standard operating lease contracts with various commercial enterprises relating primarily to equipment and office space. As at December 28, 2003, operating lease commitments totalled $1.9 million for 2004. The leases expire at various times through 2008, but will likely be renewed or replaced upon expiration. Management does not believe that the early termination of any of these lease contracts would have a material impact on its consolidated financial statements.

Discussion and Analysis

Contractual Obligations

The following table summarizes the expected cash outflows resulting from certain financial contracts and commitments:

Payments Due by Period
(in thousands of Canadian Dollars)

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Revenue bond obligations	$37,842	$2,600	$5,200	$4,561	$25,481
Capital lease obligations	1,421	591	797	33	–
Operating leases	6,127	1,837	2,925	1,365	–
Bank loans	1,177	1,177	–	–	–
Operating leases (Weslin)	122	81	41	–	–
Total contractual obligations	$46,689	$6,286	$8,963	$5,959	$25,481

The revenue bond obligations relate to financings for Cordele and the Company's jointly controlled entity, United Machining Inc., and are more fully described in Note 9 to the consolidated financial statements. The capital lease obligations relate to the Company's fleet of vehicles provided to sales staff and executives. The operating leases are primarily for equipment and office space. The bank loans relate to certain equipment financings of United Machining Inc. The above table includes amounts for Weslin which is expected to be divested in 2004.

Other Obligations

The Company's employee benefit plans are described in Note 10 to the consolidated financial statements. Only one of the Company's defined benefit plans is registered and funded. The most significant plans are not funded or registered. The total defined benefit plan deficit of the Company was $23.6 million at December 28, 2003. The benefit payments required during 2004 are not expected to be of a material amount and will be funded through cash flow from operations.

During the fourth quarter of 2003, the Company established a Restricted Share Unit ("RSU") plan. Under the RSU plan the Company has granted RSUs to certain employees. This entitles the employee to receive a cash payment for each RSU granted in an amount equal to the weighted average closing price of the Company's Class A common shares as traded on the Toronto Stock Exchange during the five-day period prior to the third anniversary date on which the RSU was granted. The RSUs vest, and the cash value is paid, on the third anniversary of the date on which such RSUs were granted. The related compensation expense is accrued over this period. As at December 28, 2003, there were 34,622 RSUs outstanding. Based on the year-end closing price of the Company's Class A common shares, the payments required to settle the RSUs would total $1.3 million.

Shareholders' Equity

Shareholders' equity increased $1.0 million in 2003 as compared to 2002. During the year, 14,551 Class A common shares were issued under the Employee Share Purchase Plan, adding $0.5 million to shareholders' equity. Net earnings contributed $8.3 million to shareholders' equity. Dividends of $6.3 million or $0.48 per share on Class A and Class B common shares were paid during 2003. Director and employee share purchase plan loans reduced shareholders' equity by $1.0 million. The decrease in the cumulative translation adjustment of $0.4 million represents the change in the unrealized foreign exchange loss on the Company's net investment in its self-sustaining foreign subsidiaries.

During 2003, the Company changed its accounting treatment with respect to director and employee share purchase plan loans to comply with recent changes in Canadian accounting standards. Share purchase plan loans are now reported as a deduction from shareholders' equity as compared to other assets.

As a result of the growing independence of Weslin, management determined during the year that, for accounting purposes, it is appropriate to treat this investment as self-sustaining and thereby use the current rate method to translate the net assets of the operation. This change was applied prospectively, resulting in an increase to the cumulative translation adjustment account of $3.8 million at June 30, 2003.

Financial Instruments

The Company negotiates sales contracts with customers in a number of currencies. To the extent sales are made in U.S. dollars, the Company has a partial natural hedge against exchange rate fluctuations due to the purchase of certain raw materials and other inputs to the manufacturing process in U.S. dollars. The Company believes its exposure to exchange rate fluctuations on these working capital items is not significant.

The Company also purchases certain capital equipment denominated in U.S. dollars and provides financial support to Cordele during the foundry ramp-up phase in U.S. dollars. In order to manage the exposure to exchange rate fluctuations on these expenditures, the Company employs a hedging program primarily through the use of foreign exchange forward contracts. The contracts are purchased based on committed purchase orders for capital equipment denominated in U.S. dollars and an estimate of the U.S. dollar requirements of Cordele on a rolling fifteen-month basis.

The Company does not use derivative instruments to hedge the long-term investments in its self-sustaining foreign subsidiaries. Accordingly, the Company's cumulative translation adjustment account could be affected by a significant change in the relative values of the Canadian dollar, U.S. dollar and Hungarian forint.

Discussion and Analysis

Effective for the 2004 fiscal year, the Company is required under Canadian GAAP to adopt Accounting Guideline, AcG-13, "Hedging Relationships." The Company has performed a thorough review of its hedging program and has implemented measures to ensure compliance with the new guideline.

Note 22 to the consolidated financial statements provides additional information about financial instruments.

Related-Party Transactions

In 2003, the Company paid freight and logistics charges of $4.9 million to a related company, 30% of whose shares are owned by a Class B shareholder of Wescast. These transactions were negotiated at fair value. As at December 28, 2003, $0.8 million was owed to this company. The current freight and logistics agreement was entered into by Wescast and the company in 1999 and expires at the end of 2004.

Critical Accounting Estimates

The significant accounting policies of the Company are described in Note 2 to the consolidated financial statements. Note 24 to the Company's consolidated financial statements sets out the material differences between Canadian and US GAAP.

The Company's financial statements are based on the selection and application of accounting policies that require management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances. Wescast evaluates its estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements. Management has discussed the selection of the following accounting policies with the Audit Committee of the Board of Directors. The Audit Committee has reviewed the Company's disclosure related to accounting policies in this MD&A.

Deferred Pre-production Costs

The Company capitalizes, as deferred pre-production costs, start-up expenditures incurred in establishing new facilities that require significant time to reach commercial production levels. These costs are amortized over a period not to exceed five years commencing on completion of the pre-production or start-up period. The application of this policy requires estimates as to when a new facility or business achieves commercial production status. In estimating when a new facility or business achieves commercial production status, the Company considers production volumes, scrap levels, equipment uptime rates and operating cash flow. During 2003, there were no costs incurred that were capitalized as deferred pre-production costs. The Company recorded total amortization of pre-production costs of $3.5 million in 2003 related to two facilities in North America and its Weslin operation. As at December 28, 2003, deferred pre-production costs on the Company's balance sheet totalled $9.8 million, of which $8.2 million related to Weslin.

Goodwill

Effective January 1, 2002, goodwill is subject to an annual impairment test or more frequently when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. In assessing goodwill impairment, the Company must make forward-looking assumptions regarding future industry market conditions and the operating performance of the reporting unit. These assumptions are subject to significant measurement uncertainty. As described in the "Goodwill Impairment" section of this MD&A, the Company recorded a $41.5 million pre-tax goodwill impairment charge in 2003.

Future Income Tax Assets

As at December 28, 2003, the Company had recorded future income tax assets related to losses available to be carried forward, the tax basis of goodwill in excess of book value and other deductible temporary differences of $10.6 million, $13.0 million and $8.1 million, respectively. The future income tax assets with respect to the loss carryforwards and the goodwill tax basis relate mainly to the Company's Cordele operation. The Company evaluates the carrying value of its future tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax-planning strategies that could be implemented to realize the future tax assets.

Employee Benefits

The Company has a number of plans providing pension and other retirement benefits. The determination of the obligation and expense for these plans is dependent on the selection of certain assumptions used by actuaries. Those assumptions are included in Note 10 to the Company's consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and the rate of increase in compensation costs. Actual results that differ from the assumptions used are amortized over future periods and, therefore, have an impact on the obligation and expense recognized in future periods. Significant changes in assumptions or significant plan enhancements could materially affect the Company's future obligation and expense. As at December 28, 2003, the Company

Discussion and Analysis

had net unrecognized past service costs, actuarial losses and transitional obligations totalling $11.4 million, which will be amortized to future benefit expense over the expected average remaining service life of the employees.

Accounting Changes

In December 2002, the Emerging Issues Committee issued Emerging Issues Committee Abstract 132 "Share Purchase Financing" (EIC 132). This Abstract, which is effective for fiscal years beginning on or after January 1, 2003, addresses issues relating to share purchase loans that are provided by a company to its directors, officers or employees to assist in the purchase of shares of a company. The Committee concluded that share purchase loans should be reported as a deduction from shareholders' equity, as opposed to an asset, unless the borrower assumes the risk for a decline in the price of the underlying shares and there is reasonable assurance that the full amount of the loan will be collected. As a result, the Company changed its accounting treatment, on a prospective basis, with respect to director and employee share purchase plan loans such that share purchase loans are reported as a deduction from shareholders' equity as compared to other assets.

In December 2002, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003. The adoption of CICA 3475 did not have an impact on the Company's consolidated financial statements during 2003.

In February 2003, the CICA issued Accounting Guideline AcG-14, "Disclosure of Guarantees" ("AcG-14"). AcG-14 provides recommendations on disclosures required related to guarantees that a guarantor has provided. AcG-14 was effective for fiscal years beginning on or after January 1, 2003. The Company has not provided any guarantees as defined in AcG-14.

New Accounting Pronouncements

In January 2003, the CICA issued Handbook Section 3063 "Impairment of Long-Lived Assets" ("CICA 3063"). This section establishes new standards for the recognition, measurement, presentation and disclosure of the impairment of long-lived assets. An impairment loss is measured as the amount by which the long-lived asset's carrying value exceeds its fair value. CICA 3063 is effective for fiscal years beginning on or after April 1, 2003, and should be applied on a prospective basis. The Company adopted this standard effective December 29, 2003, and does not expect a material impact on its consolidated financial statements.

In March 2003, the CICA issued Handbook Section 3110 "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 addresses obligations required to be settled as a result of an existing law, regulation or contract related to the retirement of an asset. This section requires that a liability be recognized at its fair value when a legal obligation is incurred. The corresponding amount is added to the carrying value of the related asset. The obligation can no longer be accrued over the life of the related asset. CICA 3110 requires retroactive application for fiscal years beginning on or after January 1, 2004. The Company adopted this standard effective December 29, 2003, and does not expect a material impact on its consolidated financial statements.

In December 2001, the CICA approved amendments to Accounting Guideline AcG-13, "Hedging Relationships" ("AcG-13"). AcG-13 has since been revised in January 2002, November 2002 and June 2003. The Guideline significantly increases the documentation, designation and effectiveness criteria necessary to achieve hedge accounting. Certain types of hedging relationships will be specifically prohibited, such as relationships where it is not highly probable the derivative instrument will be effective, where hedging net positions or where hedging portfolios of dissimilar items. A derivative that does not meet the criteria for hedge accounting should be recognized on the balance sheet and measured at fair value. AcG-13 is effective for fiscal years beginning on or after July 1, 2003. The Company adopted these recommendations effective December 29, 2003. The Company has performed a thorough review of its hedging program and has implemented measures to ensure compliance with this Guideline.

In June 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 has since been revised in November 2003 and January 2004. This Guideline provides guidance for determining when an enterprise should consolidate a variable interest entity, defined as an entity without substantive third-party equity. The main objective of the Guideline is to identify those entities for which consolidation will be assessed based on a voting interest framework and those that require a variable interest framework. AcG-15 is effective for fiscal years beginning on or after November 1, 2004. The Company is in the process of assessing the impact of AcG-15 on its consolidated financial statements.

Outlook

Although there can be no certainty as to future levels of production, based on currently available information the Company views the economic outlook for the automotive industry in 2004 to be stable. North American light vehicle production is projected in the range of 16.0 to 16.4 million vehicles in 2004. This represents a slight increase over 2003 levels. The Company anticipates its 2004 production levels of its North American Powertrain segment will also remain in a range consistent with those achieved in 2003.

Discussion and Analysis

The Company's results are sensitive to raw material prices for scrap steel and moly. These costs have escalated significantly in recent months, and if this trend continues it will have a negative impact on future financial results.

The Company's strategic direction remains unchanged.

- The focus of the core Powertrain segment in North America will be on becoming more cost-competitive in an effort to address the significant pressure on pricing that is being exerted by the customer base. This pressure has intensified with the growing threat from competitors based in low-cost countries, specifically China. To meet this challenge the Company will continue to pursue aggressive year-over-year cost-reduction targets in these operations. Progress has been made toward achieving these targets by applying the Company's HEART participative management process and continuous improvement focus. To date many cost-reduction initiatives have been proposed and are being implemented.
- The Company will continue to focus on growth and diversification through the expansion of its customer base, product offerings and geographic coverage.
- The efficiency gains targeted in the Company's core Powertrain operations will create available foundry capacity that can be utilized to support the production needs of automakers with operations in North America who are not current customers of the Company, or can be utilized to produce new products that fit the focus of these manufacturing operations. In 2003, a dedicated team was assembled to review and develop business case recommendations on specific products meeting these criteria. This team will continue to evaluate new opportunities in 2004.
- The Company will maintain its commitment to fund research and development activities, specifically:
  - The deployment to customers of the "hot-end solutions" strategy;
  - The continued development of high-temperature alloys; and
  - The validation of new product opportunities that can utilize existing foundry capacity.

The Company's product diversification strategy was accelerated with the addition of the Chassis segment in 2002. Market prices are under pressure due to foundry industry overcapacity and an increase in offshore competition. The business is also faced with the typical ramp-up issues that impact new foundry operations. The primary focus for this operation in 2004 will be on improving manufacturing efficiencies and demonstrating consistent operating performance. These improvements, if achieved, will yield improved financial performance.

The Company will continue to evaluate both the threat and opportunities that may exist in the emerging automotive industry in Asia, specifically China. The cross-functional team that was assembled in 2002 has visited many customers and prospective business partners in Asia and is reviewing specific opportunities that would enable Wescast to participate in this market.

The continued investment in the growth initiatives in the Company's Chassis segment will impact earnings in 2004. This operation, while expected to demonstrate improved performance, is not expected to be profitable in 2004 as it continues to ramp up production.

The Company believes that maintaining the focus on these areas is the best means to ensure the long-term success of the business.

Forward-Looking Information

Certain information provided by Wescast in this MD&A and in other documents published throughout the year that is not a recitation of historical facts may constitute forward-looking information, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The words "estimate," "anticipate," "believe," "expect"and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by or on behalf of the Company.

These risks and uncertainties include, but are not limited to, global economic and industry conditions causing changes to production volumes, changes in raw material and other input costs, price reduction pressures, dependence on certain vehicles and major OEM customers, program launch delays, currency exposure, contract negotiations with the unionized workforce, failure in implementing Company strategy, technological developments by the Company's competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. While the Company believes that its forecasts and assumptions are reasonable, persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors that could cause actual events or results to differ from those indicated by such forward-looking statements.

Management's Responsibility for Financial Reporting

The accompanying financial statements of Wescast Industries Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments.

Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Wescast Industries Inc. maintains high-quality, consistent systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board is assisted in its responsibility by the Audit Committee and the external auditors.

The Audit Committee is appointed by the Board, and all of of its members are outside directors. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the financial statements and the external auditors' report.

The findings and recommendations of the Committee, as with all committees of the Board, are submitted to the full Board for approval or other disposition. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The annual financial statements have been audited by Deloitte & Touche LLP, the external auditors, for the year ended December 28, 2003, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Deloitte & Touche LLP has full and free access to the Audit Committee.

Sincerely,

E. Frackowiak

Edward G. Frackowiak
Executive Chairman
Chief Executive Officer *(Interim)*
March 22, 2004

Auditors' Report

To the Shareholders of Wescast Industries Inc.

We have audited the consolidated balance sheet of Wescast Industries Inc. (the "Company") as at December 28, 2003 and the consolidated statements of earnings and retained earnings and of cash flows for the 52 week period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 28, 2003 and the results of its operations and its cash flows for the 52 week period then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 29, 2002 and for the 52 week periods ended December 29, 2002 and December 30, 2001, prior to the adjustments described in the reconciliation to accounting principles generally accepted in the United States of America in Note 24, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 27, 2003. We have audited the adjustments to Note 24 as at December 29, 2002 and for the 52 week periods ended December 29, 2002 and December 30, 2001 and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

Deloitte & Touche LLP

Chartered Accountants
Kitchener, Ontario
January 30, 2004, except as to Note 25, which is as of March 10, 2004

Comments by Auditor on Canada-United States of America Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph to identify circumstances in which accounting changes affect consistency such as the matters described in Notes 2 and 24 to the consolidated financial statements. Our report to the shareholders dated January 30, 2004, except as to Note 25, which is as of March 10, 2004, is expressed in accordance with Canadian reporting standards which do not require reference to such circumstances in the auditors' report when the items are properly accounted for and disclosed in the consolidated financial statements.

Deloitte & Touche LLP

Chartered Accountants
Kitchener, Ontario
January 30, 2004, except as to Note 25, which is as of March 10, 2004

Consolidated Statements of Earnings and Retained Earnings
(in thousands of Canadian Dollars, except per share amounts)

	2003	2002	2001
Sales	**$475,800**	$424,207	$383,502
Cost of sales	**370,960**	294,293	255,386
Gross profit	**104,840**	129,914	128,116
Selling, general and administration	**37,545**	31,589	26,547
Stock-based compensation (Note 23)	**779**	5,277	–
Research, development and design	**7,820**	8,281	6,077
	58,696	84,767	95,492
Other (income) expense			
Interest – long-term	**1,082**	810	409
Interest – short-term	**296**	–	–
Goodwill impairment (Note 3b)	**41,485**	–	–
Other (Note 14)	**1,718**	(1,271)	(5,195)
	44,581	(461)	(4,786)
Earnings from continuing operations before income tax	**14,115**	85,228	100,278
Income taxes (Note 15)	**5,847**	25,188	34,240
Earnings from continuing operations	**8,268**	60,040	66,038
Loss from discontinued operations (Note 17)	**–**	–	(24,768)
Net earnings	**$8,268**	$60,040	$41,270
Earnings from continuing operations per share (Note 18)			
Basic	**$0.63**	$4.59	$5.11
Diluted	**$0.63**	$4.59	$5.01
Net earnings per share (Note 18)			
Basic	**$0.63**	$4.59	$3.19
Diluted	**$0.63**	$4.59	$3.12
Retained earnings, beginning of year	**$326,686**	$272,922	$238,052
Net earnings	**8,268**	60,040	41,270
Dividends paid	**(6,285)**	(6,276)	(6,209)
Excess of cost over assigned value of Class A common shares purchased and cancelled	**–**	–	(191)
Retained earnings, end of year	**$328,669**	$326,686	$272,922

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets
(in thousands of Canadian Dollars)

	December 28, 2003	December 29, 2002
ASSETS		
Current		
Cash and cash equivalents	**$28,699**	$9,984
Short-term investments	**–**	11,909
Receivables (net of allowance for bad debts of $2,333 and $2,239, respectively)	**73,073**	73,095
Income taxes receivable	**–**	5,578
Inventories (Note 5)	**33,232**	38,412
Prepaids	**3,049**	2,526
Future income taxes (Note 15b)	**2,043**	1,192
Current assets – discontinued operations (Note 17)	**215**	265
	140,311	142,961
Property and equipment (Note 6)	**375,060**	382,718
Future income taxes (Note 15b)	**29,716**	8,645
Goodwill (Note 3)	**–**	41,485
Other (Note 7)	**10,468**	15,708
Long-term assets – discontinued operations (Note 17)	**5,580**	5,237
	$561,135	$596,754
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Payables and accruals	**$45,158**	$75,873
Income taxes payable	**32**	–
Current portion of long-term debt (Note 9)	**4,368**	6,190
Current portion of stock appreciation rights	**3,651**	3,213
Future income taxes (Note 15b)	**118**	427
	53,327	85,703
Long-term debt (Note 9)	**36,072**	46,576
Long-term stock appreciation rights	**62**	105
Future income taxes (Note 15b)	**22,271**	18,574
Employee benefits (Note 10)	**12,182**	9,533
	123,914	160,491
Commitments and contingencies (Note 13)		
Shareholders' Equity		
Capital stock (Note 11)	**110,049**	109,596
Retained earnings	**328,669**	326,686
Share purchase loans (Note 12)	**(1,031)**	–
Cumulative translation adjustment	**(466)**	(19)
	437,221	436,263
	$561,135	$596,754

See accompanying notes to the consolidated financial statements.

Approved by the Board:

E. Frackowiak

Edward G. Frackowiak, Executive Chairman

J. Emilien Bolduc, Director

Consolidated Statements of Cash Flows
(in thousands of Canadian Dollars)

	2003	2002	2001
Cash derived from (applied to)			
Operating			
Earnings from continuing operations	**$8,268**	$60,040	$66,038
Depreciation and amortization	**43,123**	30,911	27,883
Goodwill impairment (Note 3b)	**41,485**	–	–
Future income taxes	**(19,602)**	(1,935)	2,368
Gain on disposal of investments	**(13)**	(195)	–
Loss on disposal of equipment	**915**	490	1,338
Stock-based compensation, net of payments	**395**	3,318	–
Employee benefits, net of payments	**2,649**	1,569	1,304
	77,220	94,198	98,931
Change in non-cash operating working capital (Note 19)	**(23,190)**	(3,796)	2,387
	54,030	90,402	101,318
Discontinued operations	**(352)**	(760)	(5,190)
	53,678	89,642	96,128
Financing			
Issue of long-term debt	**2,335**	1,764	1,553
Repayment of long-term debt	**(5,593)**	(26,441)	(2,432)
Payments of obligations under capital lease	**(1,002)**	(854)	(701)
Employee share loan repayments	**579**	439	571
Dividends paid	**(6,285)**	(6,276)	(6,209)
Repurchase of common shares	**–**	–	(340)
Issue of common shares	**452**	2,742	3,331
	(9,514)	(28,626)	(4,227)
Investing			
Purchase of property, equipment and other assets	**(39,380)**	(83,015)	(54,610)
Purchase of short-term investments	**–**	(48,236)	(29,575)
Purchase of subsidiary, net of cash acquired (Note 3a)	**–**	(39,521)	–
Deferred pre-production costs	**–**	(3,881)	(4,347)
Redemption of short-term investments	**11,905**	65,149	30,000
Proceeds on disposal of equipment	**2,026**	251	26
Discontinued operations	**–**	(358)	(9,244)
	(25,449)	(109,611)	(67,750)
Net increase (decrease) in cash and cash equivalents	**18,715**	(48,595)	24,151
Cash and cash equivalents			
Beginning of year	**9,984**	58,579	34,428
End of year	**$28,699**	$9,984	$58,579

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
(in thousands of Canadian Dollars, except per share amounts)

1. Nature of operations
The major operations of Wescast Industries Inc. are the design and manufacture of cast iron parts for the automotive industry.

2. Summary of significant accounting policies
Basis of presentation
The consolidated financial statements have been prepared in Canadian dollars following Canadian generally accepted accounting principles. These financial statements are also in conformity, in all material respects, with financial statements prepared in accordance with accounting principles generally accepted in the United States of America, except as described in Note 24.

Fiscal year
The fiscal year of the Company consists of a 52- or 53-week period ending on the Sunday closest to December 31. The fiscal year for the consolidated financial statements presented for 2003, 2002 and 2001 are the 52-week periods ended December 28, 2003, December 29, 2002, and December 30, 2001, respectively.

Principles of consolidation
The consolidated financial statements include the accounts of Wescast Industries Inc. and its subsidiaries (the "Company"). The Company accounts for its jointly controlled entities, United Machining Inc. (49%) and Weslin Industries Inc. (50%), using the proportionate consolidation method. All significant inter-company balances and transactions have been eliminated. All amounts disclosed in the notes to the consolidated financial statements related to the Company's jointly controlled entities are the Company's proportionate share.

Revenue recognition
Revenue is recognized when the price is fixed or determinable, collectability is reasonably assured and products are delivered to customers. Tooling and prototype revenue is recognized when the customer has received, tested and accepted the tooling or prototype.

Cash and cash equivalents
Cash and cash equivalents includes cash and investments that have a maturity of three months or less from the date of acquisition.

Short-term investments
Short-term investments are carried at cost, which approximates market value, may be liquidated promptly and have maturities greater than three months and less than one year.

Inventories
Raw materials and supplies are valued at the lower of cost or replacement cost. Tooling and finished goods are valued at the lower of cost or net realizable value. Cost includes material, labour and manufacturing overhead. Cost is determined on a first-in, first-out basis.

Depreciation
Rates of depreciation are applied to write off the cost less estimated salvage value of property and equipment over their estimated useful lives. Buildings and improvements have an estimated useful life of 10 to 30 years and are depreciated on a declining-balance basis at 3% to 10% per year or on a straight-line basis over their respective lives. Machinery, equipment and vehicles have an estimated useful life of 2 to 15 years and are depreciated on a diminishing-balance basis at 10% to 50%, a straight-line basis up to 15 years or on a unit-of-production basis calculated on the estimated volume over the life of the product.

Goodwill
Goodwill represents the excess of the purchase price of the Company's subsidiary, Wescast Industries Cordele, LLC, over the fair value of the identified assets in the acquisition. Goodwill is not amortized. The carrying value of goodwill is compared to its fair value on an annual basis to determine if there is any impairment, at which time any impairment will be recorded as a charge to earnings.

Notes to the Consolidated Financial Statements
(in thousands of Canadian Dollars, except per share amounts)

Amortization of other long-term assets
Licences are being amortized on the straight-line method over their estimated lives of 10 years. Bond issue costs are amortized over the term of the related bonds.

Deferred pre-production costs
Costs incurred in the pre-production or start-up period of new facilities and new businesses are deferred until commercial production levels are attained. These costs are amortized over a period not to exceed five years commencing on completion of the pre-production or start-up period.

Maintenance and repairs
All maintenance and repair costs are expensed as incurred.

Research, development and design
All research, development and design costs are expensed as incurred.

Income taxes
The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets, if based on available information, it is more likely than not that one or all of the future income tax assets will not be realized.

Investment tax credits relating to capital asset purchases and research and development expenditures are accounted for as a reduction of the cost of such assets and expenses, respectively. Investment tax credits are recorded when there is reasonable assurance they will be realized.

Employee benefit plans
The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets as follows:

- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected-benefit method prorated on service and management's best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs.
- For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.
- Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.
- The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation or the fair value of plan assets is amortized over the average remaining service period of active employees.

Stock-based compensation plans
The Company's stock-based compensation plans are described in Note 23. Prior to 2002, no compensation expense was recognized with respect to the employee share purchase plan or the stock option plan. Any consideration paid upon exercise of options and issue of shares is credited to share capital.

The expenses recognized with respect to the deferred stock unit plan and the restricted share unit plan are reported as components of employee and director compensation and included in cost of sales and selling, general and administration expenses.

In 2002, the Company's stock option plan was amended to authorize the grant of tandem stock appreciation rights. The annual increase or decrease in the intrinsic value of the stock options is included as stock-based compensation in the statements of earnings. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. The corresponding liability is reported on the balance sheet.

Translation of foreign currencies
Transactions and balances denominated in currencies other than Canadian dollars are translated on the following basis. Current assets and current liabilities are translated at the year-end rate of exchange. Revenue and expenses are translated at monthly average rates of exchange. Fixed assets and depreciation are translated at rates prevailing when the related assets are acquired. Translation gains and losses are included in earnings.

For self-sustaining subsidiaries, all of the assets and liabilities are translated at the year-end rate of exchange. Revenues and expenses are translated at the average rate of exchange for the year. Gains and losses are recorded as an adjustment to shareholders' equity.

For integrated subsidiaries, monetary assets and liabilities are translated at the year-end rate of exchange. Fixed assets and depreciation are translated at rates prevailing when the related assets are acquired. Revenue and expenses are translated at monthly average rates of exchange. Translation gains and losses are included in earnings.

As a result of the growing independence of Weslin Industries Inc., management determined during the year that it was appropriate to treat the subsidiary as self-sustaining. Effective June 30, 2003, the net assets of this operation are translated using the current rate method and adjustments arising from the translation are deferred and recorded as a separate component of shareholders' equity. This change has been applied prospectively, resulting in an increase to equity of $3,831 at June 30, 2003.

Derivative financial instruments
The Company's use of derivative instruments is intended to manage the risk of foreign currency fluctuations and the cost volatility of electricity and natural gas. The Company does not hold or issue derivative instruments for trading purposes. Accordingly, the Company accounts for exchange gains and losses on forward exchange contracts at the time of occurrence of the hedged transaction.

Gains and losses on forward exchange contracts cancelled prior to maturity are deferred and recognized at the time the originally hedged transactions occur.

Use of estimates
In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Business acquisition
(a) Acquisition in the year ended December 29, 2002
On September 12, 2002, the Company acquired 100% of Georgia Ductile Foundries, LLC. During 2003, the Company renamed Georgia Ductile Foundries, LLC to Wescast Industries Cordele, LLC ("Cordele"). Cordele is a manufacturer of sand cast iron components primarily for the automotive industry, focusing on suspension and brake components. The results of Cordele's operations have been included in the consolidated financial statements since the date of acquisition.

The total consideration paid in connection with the acquisition amounted to $39,521 (net of cash acquired of $2,800).

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Non-cash current assets	$9,720
Property and equipment	71,523
Other long-term assets	729
Goodwill[1]	41,485
Total assets acquired	123,457
Current liabilities	21,932
Long-term debt	58,875
Future income taxes	3,129
Total liabilities assumed	83,936
Total consideration paid, net of cash acquired	$39,521

[1] The tax value of goodwill acquired was approximately $50,404.

Subsequent to the acquisition, the Company paid down $22,000 of long-term debt.

Notes to the Consolidated Financial Statements
(in thousands of Canadian Dollars, except per share amounts)

If this acquisition had occurred on December 31, 2001, the unaudited pro forma sales of the Company for fiscal 2002 would have been $449,043 and net earnings and basic net earnings per share would have decreased by $10,853 and $0.83, respectively.

(b) Goodwill impairment
Cordele's operations constitute a separate reporting unit and reportable segment (the "chassis segment" - see Note 21). During the fourth quarter of 2003, the Company performed its annual impairment test of the goodwill that was acquired in conjunction with the above acquisition, which requires management to estimate the fair value of the reporting unit. The fair value of the reporting unit was estimated using the expected present value of future cash flows. Based on changes in the current business environment and future outlook for the chassis segment since the date of acquisition, the impairment analysis indicated that the full carrying value of the goodwill was impaired. As a result, a total non-cash charge of $41,485, or $27,380 after tax, was recognized. The key factors that impacted the impairment test and affected the outlook for the chassis segment included: challenging market conditions that include a growing amount of open foundry capacity in the industry, combined with increased offshore competition based in low cost countries, and pricing pressures; the escalation in raw material and electricity costs; and inconsistent operating performance of equipment.

4. Interest in jointly controlled entities
The following is the Company's proportionate share of the major components of its jointly controlled entities (before eliminations):

	December 28, 2003	December 29, 2002
Balance sheets		
Current assets	**$13,363**	$13,599
Long-term assets	**63,536**	58,437
Current liabilities	**9,366**	9,061
Long-term liabilities	**2,618**	3,074
Equity	**64,915**	59,901
Statements of earnings		
Sales	**34,571**	14,008
Cost of sales and expenses	**43,192**	16,659
Net loss	**(8,621)**	(2,651)
Statements of cash flows		
Cash derived from (applied to)		
Cash flows from operating activities	**(2,768)**	(3,866)
Cash flows from financing activities	**(879)**	2,173
Cash flows from investing activities	**$(3,531)**	$(10,696)

5. Inventories

	December 28, 2003	December 29, 2002
Finished goods		
Castings	**$6,760**	$8,294
Tooling	**7,631**	16,527
Raw materials and supplies	**18,841**	13,591
	$33,232	$38,412

6. Property and equipment

	December 28, 2003	December 29, 2002
Cost		
Land	**$5,683**	$5,529
Buildings and improvements	**164,222**	158,996
Machinery, equipment and vehicles	**394,013**	379,580
	563,918	544,105
Accumulated depreciation		
Buildings and improvements	**25,544**	19,723
Machinery, equipment and vehicles	**163,314**	141,664
	188,858	161,387
Net book value		
Land	**5,683**	5,529
Buildings and improvements	**138,678**	139,273
Machinery, equipment and vehicles	**230,699**	237,916
	$375,060	$382,718

At December 28, 2003, assets under capital lease amounted to $2,331 (2002 – $3,299) less accumulated depreciation of $986 (2002 – $1,318).

7. Other

	December 28, 2003	December 29, 2002
Deferred pre-production costs	**$9,826**	$13,436
Director and employee share purchase plan loans	**–**	1,448
Bond issue costs	**597**	771
Licence	**45**	53
	$10,468	$15,708

During 2003, the Company changed its accounting treatment with respect to director and employee share purchase plan loans such that share purchase loans are reported as a deduction from shareholders' equity as compared to other assets. During 2002, the Company ceased the practice of extending any further director and employee share purchase plan loans.

The director and employee share purchase plan loans are non-interest-bearing, repayable over 10 years and are secured by the underlying shares. The total market value of the underlying shares was $2,453 at December 29, 2002.

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars, except per share amounts)

8. Bank indebtedness

The Company has uncommitted demand operating facilities totalling US$36.5 million. At December 28, 2003, all facilities were undrawn.

The Company has provided covenants to certain of its lenders and was in full compliance throughout 2002 and 2003.

	December 28, 2003	December 29, 2002
Balance at end of period	**$–**	$–
Weighted average interest rate	**3.93%**	4.25%

9. Long-term debt

	December 28, 2003	December 29, 2002
a) Obligations under capital leases	**$1,421**	$2,294
b) Limited-obligation revenue bonds	**2,561**	3,842
c) Revolving bank note	**1,100**	757
d) Revenue bonds	**35,281**	45,873
e) Variable rate installment note	**77**	–
	40,440	52,766
Less current portion of long-term debt	**4,368**	6,190
	$36,072	$46,576

a) Obligations under capital leases

The obligations under capital leases are payable in monthly installments with interest at rates from 3.8% to 8.0%, maturing at various dates to the year 2007, and secured by vehicles and equipment. The carrying value of the vehicles and equipment was approximately $1,345 at December 28, 2003. In 2003, the Company acquired vehicles and equipment for $304 through capital lease obligations (2002 – $1,687; 2001 – $452).

The principal payments for the next five years are as follows:

2004	$755
2005	463
2006	170
2007	33
Total	1,421
Less current portion	755
	$666

b) Limited-obligation revenue bonds
The limited-obligation revenue bonds are payable in annual installments of principal of US$490 with a variable interest rate, which at December 28, 2003, was 1.45%, and mature in the year 2010. As security, United Machining Inc., the Company's 49%-owned joint venture, has provided a first charge over its receivables, inventory, machinery and equipment, which had an approximate carrying value of US$4,412 at December 28, 2003. Also, the Company has provided a US$4,000 guarantee of the bonds, and any of the Company's inter-company loans with United Machining Inc. are subordinate to the bonds.

c) Revolving bank note
The revolving bank note is payable on demand, bears interest at US prime less 0.5%, and security is provided by a charge on the assets of United Machining Inc. The Company has provided a full guarantee of the amount outstanding.

d) Revenue bonds
The revenue bonds are payable in annual installments of US$1,500 with a variable interest rate, which at December 28, 2003, was 1.32%, and mature in the year 2022. The Company paid US$2,250 in 2003 and US$1,500 will be paid annually in 2004 through 2008. The assets of Cordele, which had an approximate carrying value of $56,040 at December 28, 2003, have been pledged as security for these bonds.

e) Variable-rate installment note
The variable-rate installment note is payable in monthly installments commencing in 2003, bears interest at US prime less 1.00% and matures in the year 2006. Security is provided by a charge on the assets of United Machining Inc. The Company has provided a full guarantee of the amount outstanding.

10. Employee benefits
The Company has a number of defined benefit and defined contribution plans providing pension and other retirement benefits to most of its employees.

Defined contribution plans
The Company's defined contribution plans expense is recorded in cost of sales, selling, general and administration, and research, development and design within the statement of earnings. The total expense for the Company's defined contribution plans is as follows:

	2003	2002	2001
Plans providing pension benefits	**$5,544**	$5,614	$4,499

Notes to the Consolidated Financial Statements
(in thousands of Canadian Dollars, except per share amounts)

Defined benefit plans
Information about the Company's defined benefit plans, in aggregate, is as follows.

	Pension Benefit Plans		Other Benefit Plans	
	2003	2002	**2003**	2002
Accrued benefit obligation				
Balance at beginning of year	**$17,349**	$16,488	**$3,115**	$1,695
Current service cost	**925**	583	**239**	89
Interest cost	**1,174**	1,085	**301**	115
Benefits paid	**(665)**	(807)	**(57)**	(29)
Plan initiation	**830**	–	**–**	–
Actuarial losses (gain)	**(402)**	–	**1,429**	1,245
Balance at end of year	**$19,211**	$17,349	**$5,027**	$3,115
Plan assets				
Fair value at beginning of year	**$689**	$789	**$–**	$–
Actual return on plan assets	**63**	(37)	**–**	–
Benefits paid	**(64)**	(64)	**–**	–
Fair value at end of year	**$688**	$688	**$–**	$–
Funded status				
Plan deficit	**$(18,523)**	$(16,661)	**$(5,027)**	$(3,115)
Unamortized net actuarial (gain) loss	**(699)**	(416)	**2,743**	1,468
Unamortized past service costs	**8,773**	8,572	**–**	–
Unamortized transitional obligation	**(339)**	(366)	**917**	985
Accrued benefit liability	**(10,788)**	(8,871)	**(1,367)**	(662)
Valuation allowance	**(27)**	–	**–**	–
Accrued benefit liability, net of valuation allowance	**$(10,815)**	$(8,871)	**$(1,367)**	$(662)

Only one of the Company's pension plans is funded. Included in the above accrued benefit obligation at year-end are the following amounts in respect of plans that are not funded:

	Pension Benefit Plans		Other Benefit Plans	
	2003	2002	**2003**	2002
Accrued benefit obligation	**$18,666**	$16,632	**$5,027**	$3,115

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows (weighted-average assumptions as of December 28):

	Pension Benefit Plans			Other Benefit Plans		
	2003	2002	2001	**2003**	2002	2001
Discount rate	**6.5%**	6.5%	6.5%	**6.5%**	6.5%	6.5%
Expected long-term rate of return on plan assets	**6.5%**	7.0%	9.25%			
Rate of compensation increase	**5.0%**	5.5%	5.5%			

For measurement purposes, a 3% annual rate of increase in the per capita cost of covered health care benefits was assumed, a rate that is expected to be slightly in excess of inflation. The effect of a 1% variance in the assumed health care trend rates would be approximately $120 on the annual health care benefit cost and $672 on the accrued benefit obligation for other benefit plans. The average remaining service period of the active employees covered by the pension benefit plans and other benefit plans is 16 years and 15 years, respectively.

The Company's net benefit plan expense, which is recorded in cost of sales and selling, general and administration expenses, is as follows:

	Pension Benefit Plans			Other Benefit Plans		
	2003	2002	2001	**2003**	2002	2001
Current service cost	**$925**	$583	$507	**$239**	$89	$86
Interest cost	**1,174**	1,085	1,028	**301**	115	83
Expected return on plan assets	**(43)**	(53)	(78)	**–**	–	–
Amortization of past service costs	**628**	590	588	**–**	–	69
Amortization of net actuarial (gain) loss	**(139)**	2	–	**154**	5	–
Amortization of transitional obligation	**(27)**	(28)	(28)	**69**	69	–
Valuation allowance provided against accrued benefit asset	**27**	(54)	4	**–**	–	–
Net benefit plan expense	**$2,545**	$2,125	$2,021	**$763**	$278	$238

11. Capital stock
Authorized:

Unlimited	Preference shares, no par value
Unlimited	Class A subordinate, voting common shares, no par value
9,000,000	Class B multiple voting common shares, no par value

		December 28, 2003	December 29, 2002
Issued and outstanding:			
5,721,662	Class A common shares (2002 – 5,707,111)	**$97,622**	$97,169
7,376,607	Class B common shares (2002 – 7,376,607)	**12,427**	12,427
		$110,049	$109,596

Notes to the Consolidated Financial Statements
(in thousands of Canadian Dollars, except per share amounts)

The following transactions occurred with respect to the Company's Class A common shares during 2003 and 2002:

	2003 Number	2003 Stated Value	2002 Number	2002 Stated Value
Shares outstanding, beginning of year	**5,707,111**	**$97,169**	5,626,575	$94,174
Issued				
Employee share purchase plan	**14,551**	**453**	17,370	764
Stock option plan	–	–	62,166	2,178
For service	–	–	1,000	53
Shares outstanding, end of year	**5,721,662**	**$97,622**	5,707,111	$97,169

12. Share purchase loans

The director and employee share purchase plan loans are non-interest bearing, repayable over 10 years and secured by the underlying shares. The total market value of the underlying shares was $1,743 at December 28, 2003.

13. Commitments and contingencies

(a) Through its jointly controlled entity, United Machining Inc., the Company is committed to annual rental payments on buildings, machinery and equipment. The Company has provided a US$5,000 guarantee to support the machinery and equipment lease arrangements of United Machining Inc.

(b) As a result of its ongoing expansion programs, the Company has committed an additional $5.2 million to acquire capital assets in 2004.

(c) The Company is committed to future minimum annual lease payments under various operating leases as follows:

2004	$1,918
2005	1,608
2006	1,358
2007	1,046
2008	319
	$6,249

(d) In the normal course of operations the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a materially adverse effect on the financial position of the Company.

14. Other (income) expense

	2003	2002	2001
Foreign exchange translation loss (gain)	**$1,910**	$387	$(2,606)
Interest and miscellaneous	**(1,107)**	(2,148)	(3,927)
Loss on disposal of equipment	**915**	490	1,338
	$1,718	$(1,271)	$(5,195)

15. Income taxes

(a) The following table reconciles the statutory federal and provincial income taxes to the effective income tax on earnings before taxes.

	2003	2002	2001
Statutory income tax	**$5,169**	$32,916	$42,859
Manufacturing and processing deduction	**(494)**	(4,688)	(8,895)
Tax effect of non-deductible expenses	**162**	119	346
Difference between Canadian and foreign tax rates	**712**	385	417
Unrecognized losses of jointly controlled entities	**1,666**	536	156
Tax effect of cost-sharing arrangement with jointly controlled entity	**(1,515)**	(3,274)	–
Rate changes on future income taxes	**628**	(1,000)	(643)
Investment tax credits not subject to provincial income tax	**(452)**	–	–
Other	**(29)**	194	–
Effective income tax	**$5,847**	$25,188	$34,240
The income tax provision consists of:			
Current income taxes	**$25,449**	$27,123	$31,872
Future income taxes	**(19,602)**	(1,935)	2,368
	$5,847	$25,188	$34,240

(b) The future income taxes assets and liabilities consist of the following:

	December 28, 2003	December 29, 2002
Current future income tax assets		
Stock appreciation rights	**$1,383**	$1,099
Other non-deductible accruals	**660**	93
	$2,043	$1,192
Long-term future income tax assets		
Loss carryforwards	**$10,648**	$3,888
Tax goodwill in excess of accounting goodwill	**13,020**	–
Accrued costs of discontinued operations	**1,892**	2,007
Accrued pension costs	**4,156**	2,871
	29,716	8,766
Valuation allowance against tax benefit of loss carryforwards	**–**	(121)
	$29,716	$8,645
Current future income tax liabilities		
Investment tax credit	**$118**	$427
Long-term future income tax liabilities		
Tax depreciation in excess of accounting depreciation	**$21,717**	$17,542
Deferred pre-production costs	**554**	1,032
	$22,271	$18,574

Notes to the Consolidated Financial Statements
(in thousands of Canadian Dollars, except per share amounts)

(c) At December 28, 2003, the Company has income tax loss carryforwards of $31,316, which relate primarily to a foreign subsidiary. Of the total losses, $887 expire between 2006 and 2009, $30,092 expire between 2019 and 2023, and $337 have no expiry date.

Management has determined that it is more likely than not that the tax benefits of the loss carryforwards will be realized in the future.

16. Investment tax credits
During the year the Company recorded investment tax credits of $3,315 (2002 – $1,289; 2001 – $4,066). Of this amount, $2,883 (2002 – $1,289; 2001– $2,865) is included in net earnings for the year as a reduction of cost of sales and research, development and design expenses. For the years 2003 and 2001, the balance of the investment tax credit related to capital assets and deferred pre-production costs and reduced the carrying value of the related assets.

17. Discontinued operations
On September 13, 2001, the Board of Directors approved a plan to shut down the Company's stainless steel manifold business and transfer existing programs to other manufacturers. As of June 30, 2002, all production programs were transferred to other manufacturers. Several of the related manufacturing assets have been transferred to other operating facilities. The Company is currently pursuing buyers for the remainder of the manufacturing assets.

The results from discontinued operations have been reported separately within these financial statements. The current year operating losses and closing costs have been offset against the provisions established in 2001. Prior year comparative amounts have also been reclassified.

Summarized financial information for the discontinued operations are as follows:

	2003	2002	2001
Sales	**$–**	$–	$9,483
Loss before income taxes prior to September 13, 2001	**$–**	$–	$(6,060)
Income tax recovery	**–**	–	2,068
	–	–	(3,992)
Provision for discontinued operations	**–**	–	(31,536)
Income tax recovery	**–**	–	10,760
	–	–	(20,776)
Loss from discontinued operations	**$–**	$–	$(24,768)

Net assets of discontinued operations

	December 28, 2003	December 29, 2002
Current assets	**$215**	$265
Property and equipment	**8,090**	8,308
Provision for discontinued operations	**(2,510)**	(3,071)
Net property and equipment	**5,580**	5,237
Total assets	**$5,795**	$5,502

18. Earnings per share

Basic earnings from continuing operations per share and basic net earnings per share are based on the weighted average common shares outstanding. Weighted average common shares used in the computation of basic earnings from continuing operations per share and basic net earnings per share were 13,047,889, 13,067,996 and 12,936,908 in 2003, 2002 and 2001, respectively. The shares used in the computation of diluted earnings from continuing operations per share and diluted net earnings per share were 13,047,889, 13,067,996 and 13,173,627 in 2003, 2002 and 2001, respectively.

During 2002 the stock option plan was amended to authorize the grant of tandem stock appreciation rights in connection with options granted under the plan, at or after the time of grant of such options.

As a result of this amendment, no dilution was calculated in 2003 and 2002. In 2001, all of the dilution was caused by the effect of stock options outstanding.

19. Consolidated statements of cash flows

The following is additional information to the statements of cash flows.

Change in non-cash operating working capital:

	2003	2002	2001
Receivables	**$22**	$(8,754)	$4,074
Inventories	**5,180**	(17,202)	(2,224)
Prepaids	**(523)**	(705)	(146)
Payables and accruals	**(33,479)**	32,695	(2,767)
Income taxes receivable/payable	**5,610**	(9,830)	3,450
	$(23,190)	$(3,796)	$2,387
Cash paid for interest	**$1,609**	$959	$411
Cash paid for income taxes	**$22,021**	$35,596	$25,331

20. Related-party transactions

The Company paid freight of $4,896 in 2003 (2002 – $5,061; 2001 – $4,692) to a related company, 30% of whose shares are owned by a Class B shareholder of the Company. Payables and accruals include $779 (2002 – $504; 2001 – $367), which is owed to this company.

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars, except per share amounts)

21. Segment information

(a) Operating segments

The Company operates within two reportable segments, both in the automotive industry. The powertrain segment is focused on the design, manufacture and sale of exhaust system components. The chassis segment is focused on the design, manufacture and sale of brake and suspension components.

The Company's manufacturing facilities, where appropriate, are geographically situated to align with the physical location of its customer base. The powertrain segment has operations in North America and Europe, while the chassis segment maintains operations in North America only. The powertrain segment's European operations are conducted primarily through the Company's jointly controlled entity, Weslin Industries Inc. Weslin was in a start-up period in 2001 and 2002, and the majority of its expenses, net of incidental sales for those years, were deferred and reported as pre-production costs.

The accounting policies for the segments are the same as those described in Note 2 to the consolidated financial statements. The Company evaluates the performance of each segment based on earnings or loss before income taxes.

There were no intersegment sales during 2003 and 2002.

All Corporate costs that are not directly allocable to the European powertrain operation or the chassis segment have been allocated to the North American powertrain segment.

	December 28, 2003			
	Powertrain		**Chassis**	
	North America	**Europe**	**North America**	**Total**
Sales to external customers	**$413,912**	**$20,412**	**$41,476**	**$475,800**
Earnings (loss) from continuing operations	**60,142**	**(8,951)**	**(42,923)**	**8,268**
Interest revenue	**232**	**–**	**–**	**232**
Interest expense	**555**	**–**	**823**	**1,378**
Depreciation and amortization	**32,611**	**4,919**	**5,593**	**43,123**
Goodwill impairment	**–**	**–**	**41,485**	**41,485**
Income taxes	**27,892**	**69**	**(22,114)**	**5,847**
Total assets	**393,639**	**71,506**	**95,990**	**561,135**
Property and equipment	**265,198**	**52,263**	**57,599**	**375,060**
Deferred pre-production costs	**1,625**	**8,201**	**–**	**9,826**
Purchase of property, equipment and other assets	**$33,007**	**$3,421**	**$2,952**	**$39,380**

	December 29, 2002			
	Powertrain		Chassis	
	North America	Europe	North America	Total
Sales to external customers	$409,459	$–	$14,748	$424,207
Earnings (loss) from continuing operations	67,333	(2,832)	(4,461)	60,040
Interest revenue	2,075	–	–	2,075
Interest expense	266	16	528	810
Depreciation and amortization	27,403	1,941	1,567	30,911
Income taxes	27,422	64	(2,298)	25,188
Total assets	402,273	65,321	129,160	596,754
Property and equipment	265,953	44,577	72,188	382,718
Deferred pre-production costs	3,185	10,251	–	13,436
Goodwill	–	–	41,485	41,485
Purchase of property, equipment and other assets	$74,255	$6,594	$2,166	$83,015

	December 30, 2001			
	Powertrain		Chassis[1]	
	North America	Europe	North America	Total
Sales to external customers	$383,502	$–	$–	$383,502
Earnings (loss) from continuing operations	67,670	(1,632)	–	66,038
Interest revenue	3,889	38	–	3,927
Interest expense	409	–	–	409
Depreciation and amortization	27,129	754	–	27,883
Income taxes	34,194	46	–	34,240
Total assets	400,243	52,519	–	452,762
Property and equipment	211,591	39,957	–	251,548
Deferred pre-production costs	4,544	6,367	–	10,911
Purchase of property, equipment and other assets	$24,667	$29,943	$–	$54,610

(1) The Company began operations in the chassis segment during 2002.

For the 2003 fiscal year, sales to the Company's three largest customers amounted to 46%, 28% and 10% of total sales (2002 – 46%, 33% and 16%; 2001 – 46%; 37% and 16%).

(b) Geographic information
The following tables show certain information with respect to geographic segmentation:

	December 28, 2003			
	Canada	**United States**	**Europe**	**Total**
Sales [1]	**$575**	**$448,393**	**$26,832**	**$475,800**
Property and equipment	**$261,905**	**$60,892**	**$52,263**	**$375,060**

	December 29, 2002			
	Canada	United States	Europe	Total
Sales[1]	$255	$412,348	$11,604	$424,207
Property and equipment	$261,448	$76,693	$44,577	$382,718
Goodwill	$–	$41,485	$–	$41,485

	December 29, 2002			
	Canada	United States	Europe	Total
Sales[1]	$–	$368,265	$15,237	$383,502
Property and equipment	$206,967	$4,624	$39,957	$251,548

(1) Sales are attributed to countries based on invoicing location of the customer.

Notes to the Consolidated Financial Statements
(in thousands of Canadian Dollars, except per share amounts)

22. Financial instruments

Foreign exchange contracts

The Company uses foreign currency forward contracts to hedge portions of its forecasted revenue and expenditures denominated in foreign currencies. These forward contracts are designated and documented as cash flow hedges. As a matter of policy, the Company does not enter into speculative hedge contracts.

As at December 28, 2003, the Company had designated as cash flow hedges a commitment to buy US$3,500 at a weighted average rate of exchange of CAD$1.5136. The estimated fair value of the outstanding foreign currency forward contracts was US$(534) at December 28, 2003.

Other derivative instruments

To manage the electricity cost volatility that may arise since the Ontario, Canada, electricity market was deregulated in May 2002, the Company entered into fixed-price forward contracts to purchase electricity. The current contracts expire April 30, 2004, and there are approximately 50,375 megawatt-hours (MWhr) at a weighted average price of $49.35 per MWhr remaining. The Company does not enter into electricity contracts for speculative purposes. The estimated fair market value of these contracts as at December 28, 2003 was $(68). The Company has estimated fair market value based on available broker quotes and independent consulting advice. Given the current lack of liquidity in the market and other influencing factors, the fair market value is subject to significant measurement uncertainty.

To manage natural gas cost volatility, the Company enters into fixed-price forward contracts to purchase natural gas. The current contracts expire August 31, 2004, and October 31, 2004. There are approximately 238,328 gigajoules (GJ) at a weighted average price of $5.99 per GJ remaining. The Company does not enter into natural gas contracts for speculative purposes. The estimated fair market value of these contracts as at December 28, 2003 was $60. The Company has estimated fair market value based on available indicative pricing.

The above contracts have been accounted for as executory contracts.

Fair value of other financial instruments

The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, short-term investments, receivables, and payables and accruals

Due to the short-term period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

Long-term debt

The fair values of the Company's long-term debt, based on current rates for debt with similar terms and maturities, are not materially different from their carrying value.

Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, director and employee share purchase plan loans, foreign exchange forward contracts, and electricity and natural gas contracts.

Cash, cash equivalents and short-term investments include investments in commercial paper and corporate bonds of governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount that is invested in any one government or corporation.

The majority of the Company's receivables are from the Big Three auto manufacturers. Exposure to any particular customer is significant, but the Company does not believe that any material credit risk exists.

The Company also has receivables from Tier 1 suppliers, some of which may represent a credit risk. The Company believes that this exposure has been adequately reflected in these financial statements. Any potential future risk will be mitigated by customer credit assessments, credit insurance purchased on selected customer accounts and strict adherence to negotiated terms and conditions on sale, including cash on delivery.

The director and employee share purchase plan loans are secured by the underlying shares.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts and electricity and natural gas contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and/or are included on an authorized list of counterparties maintained by the Company.

Interest rates
The Company's exposure to interest rate risk relates to its variable interest rate revenue bond financing. At December 28, 2003, the increase or decrease in annual interest costs on the variable interest rate revenue bond financing amounts to $378 for each one per cent absolute change in interest rates.

23. Stock-based compensation plans
Employee Share Purchase Plan
Under the Employee Share Purchase Plan, the Company is authorized to issue up to 500,000 Class A common shares to employees with not less than three months service and to directors. Under the terms of the plan, employees may acquire shares annually up to an amount not exceeding 10% of their annual compensation. Shares are acquired under the plan at a price equal to 85% of the market value of such shares. Under the plan, the Company issued 14,551 shares in 2003 and 17,370 shares in 2002. The aggregate amount of shares issued under the plan was 166,861 at December 28, 2003 and 152,310 at December 29, 2002.

No compensation cost has been recorded for this plan. If compensation cost had been determined based on the fair value of the shares, consistent with the fair-value-based method of accounting for stock-based compensation, the Company's net earnings for 2003 would have been $8,188 (2002 – $59,905). Basic net earnings per share and diluted net earnings per share for 2003, would have been $0.63 (2002 – $4.58).

Deferred Stock Unit Plan
The Company offers a Deferred Stock Unit ("DSU") plan for members of the Board of Directors. Under the DSU plan, each director must receive the annual board retainer in the form of DSUs. Also, each director may elect to receive all or a portion of the other board compensation in the form of DSUs. Each DSU reflects the notional value of the Class A common shares of the Company. The issue price of the DSU is equal to the weighted average share price of the Company's Class A common shares as traded on the Toronto Stock Exchange during the five-day period prior to the last day of the quarter in which the DSU is issued. The DSU account of each director is marked to market each quarter and includes the value of dividends, if any, as if reinvested. Directors are not permitted to convert DSUs into cash until retirement from the Board. The value of the DSU when converted to cash will be equal to the weighted average share price of the Class A common shares of the Company as traded on the Toronto Stock Exchange during the five-day period prior to payment. The value of the outstanding liability related to the DSUs as at December 28, 2003, was $1,039 (2002 – $735).

Restricted Share Units
During the fourth quarter of 2003, the Company established a new Restricted Share Unit ("RSU") plan. Under the plan the Company has granted RSUs to certain employees, which entitles the employee to receive a cash payment for each RSU granted in an amount equal to the weighted average closing price of the Company's Class A common shares as traded on the Toronto Stock Exchange during the five-day period prior to the third anniversary date on which the RSU was granted. The RSUs vest on and the cash value is paid on the third anniversary date of being granted. The related compensation expense is recognized over this period. The value of RSUs outstanding is marked to market each quarter and includes the value of dividends, if any, as if reinvested. At December 28, 2003 there were 34,622 RSUs outstanding (2002 – nil). The compensation expense reported for the 2003 fiscal year in respect of the RSU plan was $37 (2002 – nil; 2001 – nil).

Notes to the Consolidated Financial Statements
(in thousands of Canadian Dollars, except per share amounts)

Stock Option Plan

The Company has a stock option plan, which grants options to employees up to an aggregate of 1.5 million Class A common shares. The options, which have a term not exceeding 10 years when issued, vest immediately for directors and over five years for all others at a rate of one-third for each year over three years commencing on the third anniversary. The exercise price of each option equals the market price of the Company's stock on the date of grant.

During 2002 the stock option plan was amended to authorize the grant of tandem stock appreciation rights (a "SAR" or "SARs") in connection with options granted under the plan, at or after the time of grant of such options. Under the amended plan, participants have the choice of exercising stock options or receiving a cash amount equal to the excess of the market price of the shares covered by the options over the exercise price of the related options. The impact of the amendment to the plan, recognized in 2002, was a one-time non-cash charge to earnings of $14,905, reported as stock-based compensation expense, for options issued in prior periods. As a result of the decline in the share market price subsequent to the amendment of the plan, total stock-based compensation expense was $5,277 for 2002.

A summary of the status of the Company's stock option plan as of the fiscal year-ends of 2003, 2002 and 2001 and changes during each fiscal year is presented below.

	Shares (000)			Weighted Average Exercise Price		
	2003	2002	2001	**2003**	2002	2001
Outstanding, beginning of year	**944**	973	1,017	**$37**	$36	$31
Granted	**25**	155	125	**37**	39	47
Exercised						
Shares	**–**	(62)	(143)	**–**	35	17
Cash	**(23)**	(88)	–	**22**	31	–
Cancelled	**(15)**	(34)	(26)	**39**	40	28
Outstanding, end of year	**931**	944	973	**37**	37	36
Options exercisable at year-end	**617**	543	562	**$35**	$34	$33

The following information applies to options outstanding at December 28, 2003:

	Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable at 12/28/2003	Weighted Average Exercise Price
$1 to $12	3,333	1.3 years	$11		3,333	$11
$13 to $24	97,284	1.0 years	$15		97,284	$15
$25 to $36	210,500	4.3 years	$33		181,167	$33
$37 to $48	619,567	6.9 years	$42		335,567	$42
	930,684		$37		617,351	$35

24. Reconciliation to accounting principles generally accepted in the United States of America
The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"). The following reconciliation identifies the material differences on the Company's consolidated statements of earnings and retained earnings and consolidated balance sheets. The information below does not contain all disclosures required by US GAAP.

Subsequent to the issuance of the Company's financial statements for the year ended December 29, 2002, the US GAAP reconciliation for 2002 and 2001 was restated to correct the accounting for the following material items: fixed-price forward contracts for energy commodities; foreign exchange forward contracts and minimum pension liabilities. The impact on net earnings of all restatements, including the pension valuation allowance described in Note 24 (a) (viii), was an increase in earnings of $1,576 in 2002 and a decrease in earnings of $992 in 2001. The impact on basic net earnings per share was an increase if $0.12 in 2002 and a decrease of $0.08 in 2001.

Fixed-price forward contracts for energy commodities
The US GAAP reconciliation for 2002 and 2001 was restated to account for mark to market adjustments for the Company's fixed price forward contracts to purchase electricity and natural gas (see Note 22). Such contracts are considered derivatives under US GAAP and are recorded on the balance sheet at fair value, unless certain criteria are met. The impact of the restatement associated with the energy contracts, net of taxes, is an increase in net earnings in 2002 of $1,135 and a decrease in net earnings of $269 in 2001.

Foreign exchange forward contracts
The US GAAP reconciliation for 2002 and 2001 has been restated to treat the foreign exchange forward contracts as non-hedging derivatives. The impact of this restatement, net of taxes, on net earnings for 2002 was an increase to earnings of $495 and a decrease in net earnings for 2001 of $727.

Minimum pension liabilities
The US GAAP balance sheet reconciliation for 2002 has been restated to recognize minimum pension liabilities associated with the Company's defined benefit plans (see Note 10). Under US GAAP, an additional minimum pension liability is recorded to the extent that a plan's accumulated benefit obligation exceeds the plan's assets at fair value. An intangible asset is recorded at an amount that is equal to the additional minimum liability recorded, to the extent of unrecognized prior service cost and unrecognized transition obligation. This restatement resulted in the recognition of a minimum pension liability of $4,615 and a corresponding intangible asset of the same amount as at December 29, 2002.

Notes to the Consolidated Financial Statements
(in thousands of Canadian Dollars, except per share amounts)

(a) Statements of earnings and retained earnings (ix)

	2003	2002 (restated)	2001 (restated)
Earnings from continuing operations according to Canadian GAAP	**$8,268**	$60,040	$66,038
Depreciation effect of interest capitalization (i)	**–**	(33)	(3)
Deferred pre-production costs (ii)	**3,611**	(2,522)	(2,936)
Mark to market adjustments (iii)			
foreign exchange derivatives	**(553)**	750	(894)
energy derivatives	**(1,319)**	1,719	(408)
Pension valuation allowance (viii)	**27**	(54)	4
Decrease (increase) in income tax expense (iv)	**151**	(1,318)	139
	1,917	(1,458)	(4,098)
Earnings from continuing operations according to US GAAP	**10,185**	58,582	61,940
Loss from discontinued operations according to Canadian GAAP	**–**	–	(24,768)
Deferred pre-production costs (v)	**–**	–	4,394
Increase in income tax expense (vi)	**–**	–	(1,493)
Loss from discontinued operations according to US GAAP	**–**	–	(21,867)
Net earnings according to US GAAP	**10,185**	58,582	40,073
Retained earnings, beginning of year	**314,892**	262,586	228,913
Dividends	**(6,285)**	(6,276)	(6,209)
Excess of cost over assigned value of Class A common shares purchased and cancelled	**–**	–	(191)
Retained earnings, end of year	**$318,792**	$314,892	$262,586
Earnings from continuing operations per share (Note 18)			
Basic	**$0.78**	$4.48	$4.79
Diluted	**$0.78**	$4.48	$4.70
Net earnings per share (Note 18)			
Basic	**$0.78**	$4.48	$3.10
Diluted	**$0.78**	$4.48	$3.04

Under United States generally accepted accounting principles, the weighted average common shares outstanding for basic earnings per share and diluted earnings per share are the same as under Canadian GAAP.

	2003	2002	2001
Net earnings according to US GAAP	**$10,185**	$58,582	$40,073
Other comprehensive income: (vii)			
Net FAS 133 transition adjustment, net of tax (iii)	**6**	56	(62)
Foreign currency translation adjustment	**(447)**	57	(64)
Comprehensive income according to US GAAP	**$9,744**	$58,695	$39,947

(i) Under Canadian GAAP, the Company does not capitalize interest. US GAAP requires interest incurred as part of the costs of constructing assets to be capitalized.

(ii) Under Canadian GAAP, pre-production costs are deferred and amortized. Under US GAAP, pre-production costs must be expensed as incurred. The adjustment also reflects the add-back of the amortization charge deducted in determining earnings for Canadian GAAP.

(iii) Effective January 1, 2001, the Company adopted FASB Statement ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and related amendments for the accounting for derivative instruments and hedging activities. FAS 133 requires that all derivative instruments be recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in each period in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and the type of hedge transaction. The cumulative effect of the adoption of FAS 133 at January 1, 2001 resulted in a charge to comprehensive income of $378, net of taxes, and the recognition of derivative liabilities of $574 for foreign exchange forward contracts. The charge to comprehensive income of $378 was released to earnings as the related forward contracts matured. Foreign exchange forward contracts are designated as cash flow hedges for Canadian GAAP and gains and losses resulting from these arrangements are recognized in earnings at the time of occurrence of the hedged transaction. Under US GAAP, the Company does not meet all of the criteria for hedge accounting and therefore outstanding forward exchange contracts have been marked to market through earnings. In addition, under US GAAP, the Company's fixed price forward contracts for the purchase of electricity and natural gas are considered derivatives and have been marked to market through earnings. The FAS 133 adjustments for 2002 and 2001 for foreign exchange hedges and energy derivatives have been restated to the amounts disclosed above. Mark to market adjustments for derivatives that do not meet the requirements for hedge accounting under FAS 133 would be classified with other income for US GAAP.

(iv) Income tax effect of items in (i), (ii) and (iii). Deferred pre-production costs of Weslin Industries Inc. expensed for US GAAP purposes were not tax effected as the operation is subject to a tax holiday.

(v) Deferred pre-production costs relating to discontinued operations were expensed in 1999 and 2000 for US GAAP purposes.

(vi) Income tax effect of (v).

(vii) US GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure.

(viii) Canadian GAAP requires recognition of a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in earnings. US GAAP does not specifically address pension valuation allowances.

(ix) Under US GAAP, the following presentation differences would exist:
   a. Under US GAAP, investment tax credits (see Note 16) are recorded as a reduction of income tax expense. Under Canadian GAAP, the investment tax credits are reflected as a reduction of cost of sales, research and design expenses or capital equipment, as appropriate.
   b. Under US GAAP, the charge related to goodwill impairment would be presented in the determination of earnings from operations.

(b) Balance sheets

	December 28, 2003		
	Canadian GAAP	**Adjustment**	**US GAAP**
Current assets (iv)	$140,311	$(11,590)	$128,721
Property and equipment (iv)	375,060	(54,893)	320,167
Future income taxes (iv) and (v)	29,716	(179)	29,537
Other long-term assets (iii), (iv) and (viii)	16,048	54,250	70,298
	$561,135	$(12,412)	$548,723
Current liabilities (iv)	$53,327	$(4,890)	$48,437
Long-term debt and employee benefits (iv), (viii) and (ix)	48,316	3,276	51,592
Future income taxes (iv), (v) and (vii)	22,271	(1,089)	21,182
Shareholders' equity (vi), (vii) and (ix)	437,221	(9,709)	427,512
	$561,135	$(12,412)	$548,723

Notes to the Consolidated Financial Statements
(in thousands of Canadian Dollars, except per share amounts)

	December 29, 2002 (restated)		
	Canadian GAAP	Adjustment	US GAAP
Current assets (i) and (iv)	$142,961	$(8,465)	$134,496
Property and equipment (ii) and (iv)	382,718	(48,134)	334,584
Future income taxes	8,645	–	8,645
Other long-term assets (i), (iii), (iv) and (viii)	62,430	39,621	102,051
	$596,754	$(16,978)	$579,776
Current liabilities (iv)	$85,703	$(4,631)	$81,072
Long-term debt and employee benefits (iv) and (viii)	56,214	1,541	57,755
Future income taxes (iv) and (v)	18,574	(649)	17,925
Shareholders' equity (i), (vi) and (vii)	436,263	(13,239)	423,024
	$596,754	$(16,978)	$579,776

(i) Under Canadian GAAP in 2002, director and employee share purchase loans were treated as an asset. Under US GAAP, the shareholders' equity adjustment reflects the reclassification of director and employee share purchase loans as a reduction of share capital.

(ii) Property plant and equipment have been adjusted at each balance sheet date for the effect of capitalized interest, which is discussed in Note 24 (a) (i).

(iii) Other long-term assets have been adjusted such that the deferred pre-production costs are expensed.

(iv) Under Canadian GAAP, the Company's interest in its jointly controlled entities has been accounted for using the proportionate consolidation method. Under US GAAP, these interests must be accounted for using the equity method.

(v) This adjustment reflects the cumulative income tax effects of the adjustments outlined in Note 24 (a).

(vi) The shareholders' equity adjustment reflects the aggregate and cumulative effect of the adjustments outlined in Note 24 (a).

(vii) This adjustment reflects the effect of the cumulative result of other comprehensive income, net of income tax.

(viii) Under US GAAP, an additional minimum pension liability is recorded to the extent that a plan's accumulated benefit obligation over the plan's assets at fair value exceeds the liability related to the plan. An intangible asset is recorded at an amount that is equal to the additional minimum liability recorded, to the extent of unrecognized prior service costs. Under Canadian GAAP, there is no accounting for additional minimum pension liabilities.

(ix) This adjustment reflects the elimination of the pension valuation allowance recorded for Canadian GAAP as described in Note 24 (a) (viii).

(c) Stock-based compensation plans

The Company accounts for its stock-based compensation plans disclosed in Note 23 under APB Opinion 25 and related interpretations.

The employee share purchase plan offers shares of the Company at 85% of the market value. No compensation cost has been recorded for the share purchase discount associated with this plan.

The stock option plan was converted from a fixed plan to a variable plan in 2002 as a result of the granting to employees the choice of receiving cash or shares on the exercise of their options. The exercise price of each option equals the market price of the Company's stock on the date of the grant. Prior to 2002 no compensation cost was recorded for this plan. For 2003 and 2002, the effect of changes in the intrinsic value of the stock options is recorded in the statements of earnings.

Had compensation costs for the employee share purchase plan and the stock options plan been determined based on the fair value of the options and shares as of their grant dates consistent with the method of Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation" (SFAS 123), as amended by SFAS 148, "Accounting for Stock-Based Compensation" – Transition and Disclosure, the Company's net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below. The effects of applying SFAS 123, as amended, are not likely to be representative of the effects on reported net earnings for future years because options vest over several years and additional awards may be made each year and employee share purchases are voluntary. There is no pro forma effect of the stock option plan in 2003 and 2002.

	2003	2002 (restated)	2001 (restated)
Net earnings – as reported	**$10,185**	$58,582	$40,073
Stock-based compensation – reported, net of tax	**521**	3,529	–
Stock-based compensation – pro forma, net of tax	**(601)**	(3,664)	(2,332)
Net earnings – pro forma	**$10,105**	$58,447	$37,741
Basic earnings per share			
As reported	**$0.78**	$4.48	$3.10
Pro forma	**$0.77**	$4.47	$2.92
Diluted earnings per share			
As reported	**$0.78**	$4.48	$3.04
Pro forma	**$0.77**	$4.47	$2.86

In connection with the calculation of the pro forma impact of the stock option plan for 2001, the fair value of each option grant was estimated on the date of grant using the bi-nominal options-pricing model with the following weighted-average assumptions: expected dividend yield of 1.05%; expected volatility of 29%; risk-free interest rates of 4.70%; and expected lives of 5 years.

(d) Recent accounting pronouncements
In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It is effective for years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS 145 related to the rescission of FASB Statement No. 4 are applicable in fiscal years beginning after May 15, 2002, the provisions related to FASB Statement No. 13 are effective for transactions occurring after May 15, 2002, and all other provisions are effective for financial statements issued on or after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires recording costs associated with exit or disposal activities at their fair market values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

(in thousands of Canadian Dollars, except per share amounts)

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS 148 amends SFAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the entity that is the primary beneficiary. FIN 46 provides the framework for determining whether a variable interest entity should be consolidated. This interpretation was effective immediately for variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46(R), issued in December 2003, amended the guidance in FIN 46 as well as the transition guidance. Based on the Company's interpretation of the revised transition guidance, the Company will be required to adopt the guidance in FIN 46(R) for the year beginning December 29, 2003. The Company is in the process of assessing the impact of the amended standard on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 established standards for classification of certain financial instruments that have characteristics of both liabilities and equity but have been presented entirely as equity or between the liabilities and equity section of the statement of financial position. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

25. Subsequent event

On March 10, 2004, the Company and Linamar Corporation announced Wescast's intention to sell its 50% interest in Weslin Industries Inc. to Linamar Corporation, pursuant to the terms of a joint-venture agreement between the parties. Negotiations are ongoing with a view to completing the transaction within the next few months by following the process set out in the joint-venture agreement.

26. Comparative figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

Summary of Operations and Financial Position at Year-End

Summary of Operations (from continuing operations)

(in thousands of Canadian Dollars, except per share amounts and where otherwise noted)

For the fiscal year ended	**2003**	2002	2001	2000	1999	1998	1997	1996	1995	1994
Sales	**$475,800**	$424,207	$383,502	$396,721	$348,602	$277,774	$221,943	$192,184	$167,299	$131,848
Gross profit	**$104,840**	$129,914	$128,116	$128,674	$119,388	$92,108	$76,574	$56,633	$35,849	$28,649
Gross profit margin (%)	**22%**	31%	33%	32%	34%	33%	35%	29%	21%	22%
Earnings	**$8,268**	$60,040	$66,038	$67,590	$61,960	$49,067	$41,044	$27,928	$17,723	$12,259
Earnings (%)	**2%**	14%	17%	17%	18%	18%	18%	15%	11%	9%
Return on capital employed (%)[1]	**12%**	23%	35%	41%	49%	51%	53%	41%	32%	37%
Return on equity (%)	**2%**	15%	18%	21%	23%	23%	24%	25%	28%	38%
Diluted earnings per share	**$0.63**	$4.59	$5.01	$5.03	$4.58	$3.62	$3.07	$2.47	$1.62	$1.39
Price/earnings ratio range	**65-49**	12-9	11-7	9-6	11-7	12-9	16-10	13-5	10-6	12-8
Weighted average common shares outstanding	**13,048**	13,068	12,937	13,106	13,178	13,102	13,043	10,794	10,741	8,779
Capital expenditures	**$39,380**	$83,015	$54,610	$42,580	$96,530	$37,073	$19,123	$26,892	$43,517	$26,342
Manifolds sold (units)	**13,841**	15,297	14,432	14,598	13,886	11,914	10,306	8,995	8,154	7,582
Manifolds internally machined/sold (units)	**10,742**	9,674	8,790	9,344	8,071	6,242	5,092	4,044	1,488	695

1 Return on capital employed is equal to earnings from continuing operations before stock-based compensation expense, interest, goodwill impairment charge and income taxes divided by average capital employed during the year.

Financial Position at Year-End

(in thousands of Canadian Dollars, except per share amounts and where otherwise noted)

For the fiscal year ended	**2003**	2002	2001	2000	1999	1998	1997	1996	1995	1994
Cash, cash equivalents, short and long-term investments	**$28,699**	$21,893	$87,950	$64,428	$76,758	$65,023	$60,037	$35,863	$1,290	$-
Total current assets	**$140,311**	$142,961	$162,822	$151,380	$141,669	$136,164	$117,857	$83,557	$35,744	$44,147
Total current liabilities	**$53,327**	$85,703	$47,530	$41,414	$47,435	$28,312	$33,404	$28,050	$19,426	$26,581
Working capital	**$86,984**	$57,258	$115,292	$109,966	$94,234	$107,852	$84,453	$55,507	$16,318	$17,566
Property and equipment - net	**$375,060**	$382,718	$251,548	$224,162	$204,106	$126,745	$105,437	$100,346	$84,930	$53,195
Total assets	**$561,135**	$596,754	$452,762	$409,377	$364,162	$280,261	$233,121	$188,899	$125,807	$97,886
Long-term debt	**$48,316**	$56,214	$12,578	$11,283	$10,277	$10,260	$3,945	$4,771	$32,165	$15,589
Shareholders' equity	**$437,221**	$436,263	$379,447	$341,374	$297,743	$237,773	$192,853	$152,688	$70,995	$54,447
Capital employed[1]	**$449,095**	$481,377	$303,996	$279,359	$227,518	$170,869	$129,796	$120,292	$101,430	$77,557
Debt/equity ratio	**0.11 : 1**	0.13 : 1	0 : 1	0 : 1	0 : 1	0 : 1	0 : 1	0 : 1	0.5 : 1	0.3 : 1
Shares outstanding	**13,098**	13,084	13,003	12,851	13,213	13,127	13,086	12,870	10,741	10,741
Book value per share	**$33.38**	$33.34	$29.18	$26.56	$22.53	$18.11	$14.74	$11.86	$6.61	$5.07

1 Capital employed is equal to the total of net working capital, excluding net debt, property and equipment and other long-term assets, excluding interest-bearing assets.

Our Leadership

(as of April 1, 2004)

The report on Corporate Governance, and a list of the persons nominated for election as directors in 2004, can be found in the Management Proxy Circular.

Board of Directors

Edward G. Frackowiak[3,4] (49)
Elected Director 1992
Executive Chairman of the Corporation
Chief Executive Officer *(Interim)*

J. Dwane Baumgardner[1,2] (63)
Elected Director 1998
Retired Vice Chairman
Magna Donnelly Corporation

J. Emilien Bolduc[1,2] (64)
Elected Director 1999
Retired Vice Chairman
Royal Bank of Canada

M. Thomas Bright[1] (64)
Elected Director 1984
Owner and President
Southwestern Gage

Robert A. Canuel[2] (57)
Elected Director 2003
Vice President, Human Resources
Hallmark Canada

Peter J. Kenny[2] (70)
Elected Director 1985
Chairman of the Board
Atlantis Submarines International Holding Inc. and Cambridge Stamping Inc.

Daniel Lam[1] (46)
Appointed Director 2003
Vice President and Director
Hampton Securities Limited

William R. LeVan[2,3] (43)
Elected Director 1991
Former Vice President, Technology
Wescast Industries Inc.

M. Theresa McLeod[1,3] (55)
Elected Director 2003
Member and Director
Ontario Securities Commission

Hugh W. Sloan, Jr.[2,3] (63)
Elected Director 1998
Deputy Chairman
The Woodbridge Foam Corporation

Lawrence G. Tapp[1,3] (66)
Elected Director 1997
Chairman of the Board
Tapp Technologies Inc.

Note: Number in brackets indicates age.

1 Audit Committee Member
2 Human Resources Committee Member
3 Nominating and Corporate Governance Committee Member
4 Ex officio member of Audit Committee and Human Resources Committee

Executive Leadership Team

Edward G. Frackowiak
Executive Chairman
Chief Executive Officer *(Interim)*

Randolph J. Straka
Chief Operating Officer

Gordon E. Currie
Vice President Finance and
Chief Financial Officer

Paul A. Lawrence
Vice President, Sales and Marketing

Investor Information

Corporate Office
150 Savannah Oaks Drive
Brantford, Ontario N3T 5L8
Tel: (519) 750-0000 Fax: (519) 720-1629

Exchange Listings
Class A Subordinate Voting Common Shares
Toronto Stock Exchange (WCS.A)
The Nasdaq Stock Market, Inc. (WCST)

Transfer Agent
Shareholders with inquiries regarding share transfer requirements, lost certificates, dividend cheques and address changes may contact:

Computershare Trust Company of Canada
Montreal, Quebec
Tel: (514) 982-7270 or toll-free 1-800-564-6253
E-mail: caregistryinfo@computershare.com
www.computershare.com

Investor Relations Inquiries
Investors seeking other information about the company may contact:

Nancy McInnes
Investor Relations and Communications Specialist
Tel: (519) 750-0000, ext. 1296
E-mail: nancy.mcinnes@wescast.com

Internet Site
Wescast provides up-to-date financial information to investors in the Investor Insight section of www.wescast.com. Investors have access to media releases, financial reports, stock charts, audio webcasts and Wescast executive and board of directors' profiles.

Annual Meeting of Shareholders
TSX Conference Centre
Street Level, The Exchange Tower
130 King Street West (at York Street)
Toronto, Ontario
Monday, May 10, 2004
4:00 pm (EST)

wescast industries inc

O. Box 1600 – 150 Savannah Oaks Drive
antford, Ontario, Canada N3T 5L8
lephone (519) 750-0000 Fax (519) 720-1629

www.wescast.com